     As filed with the Securities and Exchange Commission on July 30, 1999
                                                      Registration No. 333-78967
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                                  ----

                                 AMENDMENT NO. 3
                                 ---------------
                                       TO
                                    FORM SB-2


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         MICHIGAN HERITAGE BANCORP, INC.
                (Name of small business issuer as in its charter)

             Michigan                                 6712                                 38-3318018
   (State or other jurisdiction             (Primary Standard Industrial                (I.R.S. Employer
of incorporation or organization)           Classification Code Number)                 Identification No.)

                               21211 Haggerty Road
                            Novi, Michigan 48375-5306
                                 (248) 380-6590
              (Address and telephone number of principal executive
offices and principal place of business or intended principal place of business)

                         Anthony S. Albanese, President
                         Michigan Heritage Bancorp, Inc.
                               21211 Haggerty Road
                            Novi, Michigan 48375-5306
                              Phone: (248) 380-6590
           (Name, address, and telephone number of agent for service)

                                   Copies to:
                               Paul R. Rentenbach
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                   Phone: (313) 568-6973; Fax: (313) 568-6915
              -----------------------------------------------------


Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

--------------------------------------------------------------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

PROSPECTUS

                     [LOGO] MICHIGAN HERITAGE BANCORP, INC.

                                 500,000 SHARES
                                  COMMON STOCK


Michigan Heritage Bancorp, Inc., a Michigan corporation, is offering for sale up to 500,000 shares of its common stock in order to contribute additional capital to Michigan Heritage Bank. We are offering the shares of common stock for a limited period of time exclusively to shareholders of Michigan Heritage, Bancorp. We are offering the shares of common stock at $6.00 per share, which is a 4.00% discount from the last reported sale price.



Shareholders are entitled to purchase one share for each three shares they owned on July 14, 1999. Shareholders must exercise their right to purchase by September 3, 1999. The directors and officers of Michigan Heritage Bancorp have indicated that they plan to exercise their basic subscription right in full and to purchase approximately 135,000 of the shares of common stock at the public offering price, if they are available.


We are a bank holding company which owns all of the common stock of Michigan Heritage Bank, a Michigan banking corporation headquartered in Novi, Michigan. Our common stock is traded on the OTC Bulletin Board under the symbol "MHBC."


THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN OUR COMMON STOCK.


OUR COMMON STOCK IS NOT A SAVINGS ACCOUNT OR SAVINGS DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


                                                           Per Share    Total
                                                           ---------    -----
Public offering price......................................$6.00       $3,000,000
                                                            -----       ---------
Underwriting discount......................................$   0       $        0
                                                            -----       ---------
Proceeds, before expenses, to Michigan Heritage Bancorp....$6.00       $3,000,000
                                                            =====       =========

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MICHIGAN HERITAGE BANCORP HAS NOT HIRED AN UNDERWRITER OR BROKER DEALER TO CONDUCT THIS OFFERING.

                  The date of this prospectus is July 30, 1999.

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
SUMMARY.......................................................................2
RISK FACTORS..................................................................4
PLAN OF DISTRIBUTION..........................................................8
USE OF PROCEEDS..............................................................10
DIVIDEND POLICY..............................................................10
CAPITALIZATION...............................................................10
BUSINESS.....................................................................11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS...............................................18
DIRECTORS AND EXECUTIVE OFFICERS.............................................26
STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..................30
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................31
DESCRIPTION OF CAPITAL STOCK.................................................32
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS......................36
WHERE YOU CAN FIND MORE INFORMATION..........................................37
EXPERTS......................................................................37
LEGAL MATTERS................................................................37
FORWARD-LOOKING STATEMENTS...................................................37

                                     SUMMARY

THE COMPANY

           Michigan Heritage Bancorp is incorporated as a Michigan corporation. Our primary purpose is to own and operate Michigan Heritage Bank. Michigan Heritage Bank is a Michigan banking corporation with depository accounts insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. We provide a focused core of banking services, primarily for small to medium-sized businesses, as well as individuals, and our lending focus is primarily on commercial equipment financing and, to a lesser extent, commercial real estate loans and commercial term loans to businesses secured by the assets of the borrower. Michigan Heritage Bank originates loans directly and through third party referral sources such as leasing companies and mortgage brokers, many of whom are known to management. Our retail strategy focuses on single-family mortgage loans, home equity loans and, to a lesser extent, other forms of consumer lending. Michigan Heritage Bank offers competitive rates on various deposit products as well as providing attractive products and services. As of March 31, 1999, we had total assets of $106.603 million, total deposits of $95.847 million, 2,603 deposit accounts, and shareholders' equity of $10.146 million.

         Michigan Heritage Bank's main office is located along the rapidly developing Haggerty Road corridor in the southeast corner of Novi, Michigan, in a renovated former bank branch building that we lease. Michigan Heritage Bank offers its banking services primarily in Oakland and western Wayne counties, including Novi, Farmington, Farmington Hills, Livonia, Northville and Northville Township. We believe that these communities have an expanding and diverse economic base, and they include a wide range of small to medium-sized businesses engaged in manufacturing, high technology research and development, computer services and retail. We recently opened a branch office in Troy, Michigan in order to help serve the portion of Oakland County not included within our primary service area. We have received regulatory approval to open, and have signed a lease for, a new headquarters facility in Farmington Hills, Michigan, which will include a third branch office of Michigan Heritage Bank.

         Michigan Heritage Bank's main office serves as our corporate headquarters. Our address is 21211 Haggerty Road, Novi, Michigan 48375 and our telephone number is (248) 380-6590.

                                  THE OFFERING

Securities being offered by us ..........  Up to 500,000 shares of common stock.  See "Description of
                                           Capital Stock."

Offering Price...........................  $6.00 per share.

Common Stock to be outstanding
      after the offering.................  Up to 1,765,000 shares.

How we plan to use the proceeds..........  For additional capitalization of Michigan Heritage Bank. See
                                           "Use of Proceeds."

Plan of Distribution.....................  We are offering the shares of common stock to shareholders of record at the close of business on July 14, 1999, the record date. Our shareholders as of the record date may purchase one share of common stock for each three shares owned on the record date. No fractional shares may be purchased. For example, a shareholder who owned 100 shares on the record date would be entitled to purchase up to 33 shares. To the extent our
                                           shareholders do not choose to purchase some or all of the shares they are entitled to purchase, such shares will be offered to the other shareholders who purchased all the shares that they were entitled to purchase in the initial phase of the offering. To subscribe, you must complete and return to us the subscription agreement together with payment for the shares.

OTC Bulletin Board Symbol................  MHBC

                             SUMMARY FINANCIAL DATA

         The following selected consolidated financial and other data are derived from and should be read with Michigan Heritage Bancorp's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated balance sheet as of December 31, 1998, the consolidated statement of operations for the year ended December 31, 1998, the unaudited consolidated balance sheet as of March 31, 1999, and the unaudited consolidated statement of earnings for the three months ended March 31, 1999 are included elsewhere in this prospectus.


                                                          AT OR FOR THE YEAR ENDED      AT OR FOR THE THREE MONTHS
                                                              DECEMBER 31, 1998            ENDED MARCH 31, 1999
                                                              -----------------            --------------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Financial Condition:
     Total assets ..............................................   $   100,267                  $   106,603
     Loans .....................................................        79,787                       82,597
     Deposits ..................................................        87,654                       95,847
     Securities ................................................         8,233                        5,289
     Shareholders' equity ......................................        10,041                       10,146

Per Share Information:
     Basic gain (loss) per common share ........................   $     (0.09)                 $      0.09
     Book value per common share ...............................   $      7.94                  $      8.02
     Weighted average shares outstanding .......................     1,265,000                    1,265,000
     Shares outstanding at end of period .......................     1,265,000                    1,265,000

Operations:
     Interest income ...........................................   $     6,106                  $     2,112
     Interest expense ..........................................         3,666                        1,258

     Interest income before provision for loan loss ............         2,440                          854
     Provision for loan losses .................................         1,349                          367
     Net interest income after provision for loan losses .......         1,091                          487
     Total noninterest income ..................................           587                          544
     Total noninterest expense .................................         2,056                          858
         Net income (loss) .....................................          (113)                         114

                                  RISK FACTORS

         The offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to purchase the shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of the shares of our common stock to decline, and you may lose all or part of your investment.

         We have described below the material risks of investing in our common stock. You should carefully consider them prior to purchasing any shares. These risk factors may not be the only risk factors that relate to the our common stock.


CUSTOMERS MAY NOT REPAY THEIR LOANS.




         The risk of nonpayment of loans is inherent in commercial banking, and if loans are not repaid it would have a material adverse effect on our earnings and overall financial condition as well as the value of our common stock. Because we have been in existence only a relatively short time, our customers do not have an extensive credit history with us. We focus our commercial lending activity in the areas of equipment financing and, to a lesser extent, commercial real estate loans and secured term loans to businesses. Our consumer lending activity is focused on single family mortgage loans, home equity loans, and other forms of consumer lending. Equipment financing loans typically are dependent on the successful operations and stability of the borrower. Changes in general economic conditions and the value of the collateral are also factors when evaluating the potential for risk of loss. Commercial real estate loans typically involve relatively large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans typically is dependent on the successful operation of the real estate project. The potential for loss may occur due to cash flows from the properties securing the loans becoming inadequate to service the loan payments and the value of the collateral not being sufficient to repay the loan. Consumer loan collections are dependent to a large degree on the borrower's continuing financial stability and thus are more likely to be adversely affected by circumstances such as job loss and personal bankruptcy, as well as general economic conditions.

         Our management attempts to minimize our credit exposure by carefully monitoring the concentration of our loans within specific industries and through loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks. Credit losses can cause insolvency and failure of a financial institution, and in such event, you could lose your entire investment. Our credit approval policies are designed to provide an effective and timely response to loan requests and to ensure the maintenance of a sound loan portfolio. We manage credit risk and the credit approval process by adhering to written policies which generally specify underwriting standards for each type of loan. All such policies are reviewed by the Board of Directors of Michigan Heritage Bank.


WE WILL CONTINUE TO FACE SIGNIFICANT COMPETITION FOR FINANCIAL SERVICES FROM OTHER FINANCIAL INSTITUTIONS WHICH COULD IMPAIR OUR PROFITABILITY.


           Many of our competitors have been in business for many years, have established customer bases, have substantially higher lending limits than we have, are larger and are be able to offer certain services that we neither provide now nor expect to provide in the foreseeable future, including trust services, and international banking services. In addition, most of these entities have greater capital resources than we have, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we can. We face strong competition for deposits, loans and other financial services from numerous Michigan and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we are. Additionally, we may face increased competition from larger out-of-state banks and thrift organizations. See "Business -- Market Area" and "Business -- Competition."


UNANTICIPATED CHANGES IN INTEREST RATES COULD IMPAIR OUR PROFITABILITY.


         The results of operations for financial institutions, including us, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that such factors will not continue to narrow interest rate spreads or that the higher interest rate spreads will return. At any given time, our assets and liabilities will be such that they are affected differently by a given change in interest rates, principally due to the fact that we do not match the maturities of our loans precisely with our deposits and other funding sources. As a result, an increase or decrease in rates could have a material adverse effect on our net income, capital and liquidity. While our management intends to take measures to mitigate interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to interest rate risk. See "Business -- Supervision and Regulation."


A SLOWDOWN IN THE LOCAL ECONOMY COULD REDUCE THE QUALITY OF OUR LOAN PORTFOLIO.

         Substantially all our loans are to businesses and individuals in Southeastern Michigan and any decline in the economy of this area could have an adverse impact on us. Although economic conditions in our market area have been generally favorable, there can be no assurance that such conditions will continue to prevail. Like most financial institutions, our net interest spread and margin is affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes to such rates. See "Business -- Supervision and Regulation."


FAILURE TO RETAIN KEY EXECUTIVES COULD IMPAIR CERTAIN IMPORTANT CUSTOMER RELATIONSHIPS.


         We are, and for the foreseeable future will be, dependent primarily upon the services of Mr. Zamojski, our Chairman of the Board and Chief Executive Officer, and Mr. Albanese, our President and Chief Operating Officer. If the services of Mr. Zamojski or Mr. Albanese were to become unavailable to us for any reason, or if we were unable to hire highly qualified and experienced personnel to replace Mr. Zamojski or Mr. Albanese or any other employee, or to adequately staff our anticipated growth, our operating results would be adversely affected. We do not maintain "key man" life insurance on our senior executive officers, but may elect to do so in the future. See "Business -- Employees" and "Management."


OUR FAILURE TO MANAGE FUTURE GROWTH COULD HAVE ADVERSE EFFECTS ON OUR LONG-TERM STRATEGY.


         If we are not able to continue to attract and retain capable management and operations personnel, we may have difficulty implementing our strategy of increasing deposits, loans and other assets, and adding additional branches as well as managing such growth.


OUR RELATIVELY LOW LENDING LIMIT MAY LIMIT OUR ABILITY TO COMPETE FOR LOANS TO LARGER BUSINESSES.


         Our legal lending limit is $2.595 million per customer relationship, although our self-imposed lending limit currently is $1.25 million per customer relationship. Accordingly, the size of the loans which we can offer to potential customers is less than the size of loans which most of our competitors are able to offer. This limit affects our ability to seek relationships with the area's larger businesses. We attempt to accommodate loan volumes in excess of our lending limit through the sale of participations in such loans to other banks. However, we can offer you no assurance that we will be successful in attracting or maintaining customers seeking larger loans or that we will be able to engage in participations of such loans on terms favorable to us.


REGULATORY CHANGES COULD INCREASE OUR REGULATORY BURDEN AND OUR COMPETITION.


         The banking industry is heavily regulated by the federal government and the states. Many of these regulations are intended to protect depositors, the public, and the deposit insurance funds administered by the FDIC, not shareholders. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect our business. In addition, the burden imposed by federal and state regulations may place banks in general, and us specifically, at a competitive disadvantage compared to less regulated competitors. Recently enacted legislation may adversely affect the banking industry or our operations and may result in increased competition in the financial services industry. Federal economic and monetary policy, as well as policy decisions of bank regulatory authorities, may affect our ability to attract deposits, make loans and achieve satisfactory interest spreads. See "Business -- Supervision and Regulation."


THE CONTINUING NEED FOR TECHNOLOGICAL CHANGE MAY MAKE COMPETITION MORE
DIFFICULT.

         The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services, the costs of which may be significant. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. Our future success will depend in part on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions more efficiently and at a lower cost than we can.

WE MAY NEED ADDITIONAL CAPITAL WHICH COULD RESULT IN THE DILUTION OF YOUR INTERESTS.

         We may need additional capital beyond our present capital and the capital which will be provided by this offering and any amounts likely to be generated by our operations over the next several years if we do not sell all of the shares in this offering or if we want to undertake any significant acquisitions or other expansion of our operations. Funds necessary to finance such acquisitions or expansion might not be available. If we sell additional equity securities to finance future expansion, such sale could result in significant dilution to your interests. Regulatory capital requirements and borrowing restrictions that apply to us also may have the effect of constraining future growth. If we sell all of the shares offered in this offering, we do not anticipate the need for additional capital in the foreseeable future to conduct our business activities.

OUR SHARE PRICE MAY BE ADVERSELY AFFECTED BECAUSE WE DO NOT CURRENTLY PAY ANY CASH DIVIDENDS.

         Our future earnings may not be sufficient to permit the legal payment of cash dividends to our shareholders at any time in the future. We have never paid a cash dividend, and do not anticipate paying cash dividends for the immediately foreseeable future, although we did distribute a 10% common stock dividend during the second quarter of 1998. Even if we may legally declare cash dividends, the amount and timing of such dividends will be at the discretion of our Board of Directors. The Board of Directors intends to consider paying cash dividends when legally permitted to do so.

OUR SHARE PRICE MAY BE ADVERSELY AFFECTED BY STATE AND FEDERAL LAW.


         Certain provisions of Michigan law may have an adverse effect on the price of our shares of common stock by, among other things, preventing a shareholder of our common stock from realizing a premium which might be paid as a result of a change in control. Chapters 7A and 7B of the Michigan Business Corporation Act provide for certain supermajority vote and other requirements on certain business combinations with interested shareholders and limit voting rights of certain acquirors of "control shares," as that term is defined in the Michigan Business Corporation Act. In addition, federal law requires the approval of the Federal Reserve

Board prior to acquisition of "control" of a bank holding company. These provisions may have the effect of delaying or preventing a change in control of Michigan Heritage Bancorp without action by the shareholders. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.



                              PLAN OF DISTRIBUTION

         We are offering to holders of shares of our common stock the right to purchase 500,000 shares of our common stock at a price of $6.00 per share.

         You are being given a non-transferable right to purchase one (1) full share of common stock for each three (3) shares of common stock held on July 14, 1999, the record date. If your holdings are not evenly divisible by three, then the number of shares that you are entitled to subscribe for will be rounded to the nearest full share. This right to subscribe for common stock must be exercised before 4:30 P.M., Detroit Time, on September 3, 1999. We must receive properly completed and executed subscription forms and all monies prior to the expiration date. Your right to subscribe is non-transferable and will be void if not exercised on or before the expiration date.


         If you exercise in full your basic subscription privilege, you also will be entitled to subscribe for an unlimited number of additional shares (up to the number of shares offered) of common stock which have not been subscribed for by other shareholders. You must subscribe for additional shares at the time of your original subscription in accordance with the procedures outlined below. In the event of an over-subscription caused by subscriptions for additional shares, the shares available for sale under the additional subscription privilege, after allocation to each shareholder of his or her basic subscription privilege, will be prorated among shareholders subscribing for additional shares in proportion to the number of shares then owned by each shareholder who has subscribed for additional shares up to the number of additional shares subscribed for by such shareholders. We do not intend to sell more than 500,000 shares of our common stock in this offering.

         A pricing committee of our Board of Directors established the offering price based on the recent market price of the common stock, the impact of this offering on the price of the common stock and the Board's desire that our shareholders be permitted to buy additional shares at a price below the current market price. The offering price is a 4.00% discount from the last sale reported in the OTC Bulletin Board.

         All subscriptions will be irrevocable. The subscription monies received will be held by Michigan Heritage Bank, as the subscription agent, in a separate trust account for the benefit of Michigan Heritage Bancorp and will be applied by Michigan Heritage Bank, as the subscription agent, to purchase shares on the next business day following the expiration date. All interest earned on the subscription monies received will be paid to Michigan Heritage Bancorp. After the expiration date, the Michigan Heritage Bank, as soon as practicable, will refund without interest any excess monies resulting from an oversubscription of the additional subscription privilege.

         If not all of the shares offered for sale are subscribed for by our current shareholders, we may elect to offer the unsubscribed for shares to people who are not currently shareholders, at our discretion.

         You may subscribe for shares by completing and signing the subscription form accompanying this prospectus and delivering it to Michigan Heritage Bank, as the subscription agent, accompanied by payment of the full subscription price for both the basic subscription privilege and any additional subscription privilege prior to the expiration date. Subscriptions must be for a full share or a multiple thereof. You should send your subscription form to:

                           Michigan Heritage Bank
                           21211 Haggerty Road
                           Novi, Michigan 48375
                           Attention:  Stock Subscription

         You must pay the subscription price by check or bank draft drawn on institutions located in the United States, or postal or express money order payable in United States dollars, to the order of "Michigan Heritage Bank, Subscription Agent."

         Alternatively, you may subscribe by sending a facsimile message containing the information set forth in the subscription form to Michigan Heritage Bank and wiring the necessary funds to the Michigan Heritage Bank pursuant to the wiring instructions below. Michigan Heritage Bank must receive all facsimile messages and wired funds by 4:30 p.m., Detroit Time, on the expiration date.


                           Facsimile number:    (248) 380-7793
                           Wire Instructions:
                           Michigan Heritage Bank
                           ABA No. 0724-1378-0
                           For Credit to Account No. 201525

         In cases where a bank, trust company, securities dealer, broker or other nominee holds stock on the record date for more than one beneficial owner, we have supplied a sufficient number of prospectuses and the subscription forms for the record holders to forward to the beneficial owners. Subscriptions will only be accepted from the record owner and the beneficial owner who wishes to subscribe should give direction to the record owner to make subscriptions for him or her. You may obtain additional subscription forms from us.

         In cases where the shareholder of record is deceased, the administrator of the shareholder's estate may exercise the subscription rights provided he or she provides the subscription agent appropriate documentary evidence of his or her authority to act on behalf of the estate of the deceased shareholder.

         If you have a question as to how to subscribe, please contact Mr. Darryle Parker, our Secretary, Treasurer, and Chief Financial Officer, who is also acting as our information agent, at telephone number 248-324-2041.

                                 USE OF PROCEEDS

         The net proceeds to us if all 500,000 shares are sold are estimated to be approximately $3,000,000. We expect to contribute substantially all of the net proceeds of the offering to Michigan Heritage Bank to increase its capital. Our management will use this additional capital to make loans and invest in securities. The funds also will be available to finance possible acquisitions of other branches or expansion into other lines of business closely related to banking, although we presently have no plans to do so. Our management, under the direction of our Board of Directors, has discretion to allocate the proceeds of the offering. We are not making this offering to fund specific anticipated material loans, but rather intend to continue to make loans of the type and in the amounts as are in accordance with our existing loan policies. We do not expect to spend a material amount of the proceeds in connection with the opening of our new headquarters building or new branch office. See "Business -- General."


                                 DIVIDEND POLICY

         We expect to retain our earnings, if any, to finance our growth and we expect that no cash dividends will be distributed for the foreseeable future. After we recover our operating deficit and if we maintain profitability, we may consider distributing cash dividends. However, the declaration of dividends, whether cash or stock, will be at the discretion of the Board of Directors and there is no assurance that dividends will be declared at any time. If and when we declare and distribute cash dividends, we will be dependent largely upon dividends paid by Michigan Heritage Bank for funds to distribute cash dividends on our common stock. It is also possible, however, that we might at some time in the future pay cash dividends generated from income or investments and from our other activities.

         Under Michigan law, Michigan Heritage Bank will be restricted as to the maximum amount of dividends it may pay on its common stock. A Michigan state bank may not declare dividends except out of net profits then on hand after deducting its losses and bad debts and then only if the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. A Michigan state bank may not declare or pay any cash dividend or dividend in kind until the cumulative dividends on its preferred stock, if any, have been paid in full. If the surplus of a Michigan state bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net profits for the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends). Our ability to pay dividends is also affected by various regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. See "Business -- Supervision and Regulation." Such requirements and policies may limit Michigan Heritage Bancorp's ability to obtain dividends from Michigan Heritage Bank for its cash needs, including funds for acquisitions, payment of dividends by us and the payment of operating expenses.

                                 CAPITALIZATION

         The following table shows the capitalization of Michigan Heritage Bancorp as of March 31, 1999, and as the capitalization is projected to be if we sell all of the shares of common stock being offered and use the proceeds to add to the capital of Michigan Heritage Bank.



                                                                                            AT MARCH 31, 1999
                                                                                       --------------------------------
                                                                                       ACTUAL            AS ADJUSTED(1)
                                                                                       ------            --------------
                                                                                               (UNAUDITED)
         Common   Stock, no par value; 4,500,000 shares authorized; 1,265,000 shares issued and outstanding as of March 31, 1999; 1,765,000
                  shares issued and outstanding as adjusted..........                $12,482,000          $15,482,000
         Preferred Stock, no par value;  500,000 shares
                  authorized; no shares issued and outstanding.......                         --                   --
         Retained earnings (deficit) (2)    .........................                 (2,336,000)          (2,336,000)
                                                                                     -----------           ----------
                  Total shareholders' equity.........................                $10,146,000          $13,146,000
                                                                                     ===========           ==========



         (1) Adjusted to reflect the estimated net proceeds if all 500,000 shares are sold. See "Use of Proceeds."

         (2) The retained deficit includes pre-opening expenses related principally to fees and expenses incurred in the regulatory application process and salaries, office occupancy costs and supplies, together with operating losses following the commencement of operations by Michigan Heritage Bank and the effect of the stock dividend distributed during the second quarter of 1998.


                                    BUSINESS

GENERAL

         We presently are making both commercial and consumer loans. We offer ATM cards, competitive rates on various deposit products and other attractive products and services. Those services reflect our intended strategy of serving small- to medium-sized businesses and individual customers in our market area.

         Our main office is currently located along the rapidly developing Haggerty Road corridor in the southeast corner of Novi, Michigan. We lease and have renovated a former bank branch building. The communities that comprise our primary service area are Novi, Farmington, Farmington Hills, Livonia, Northville, Northville Township, and Troy. Our management believes these communities have an expanding and diverse economic base, which includes a wide range of small- to medium-sized business engaged in manufacturing, high technology research and development, computer services and retail. Our secondary service area is the remaining portions of Oakland County and Wayne County not included within the primary service area. According to statistics issued by the United States Census Bureau in 1990, median annual household incomes for the communities that comprise our primary service area are: $47,518 (Novi); $41,040 (Farmington); $51,986 (Farmington Hills); $48,645 (Livonia); $38,629 (Northville); and $55,465 (Northville Township). Further, according to the Southeastern Michigan Council of Government projections, the population in our primary service area is expected to grow from approximately 265,600 in 1995 to over 280,000 by 2000, an increase in excess of 5.4%. According to information issued by Oakland County, the county is the third wealthiest county in the nation among counties exceeding one million people and annual household income more than doubled from $24,700 in 1980 to over $54,400 in 1993. According to estimates of the Southeastern Michigan Council of

Government, population in Oakland County is projected to increase from 1,151,000 in 1995 to over 1,192,000 by 2000, an increase of 3.5%. Oakland County is also a large banking market. According to available industry data, as of June 30, 1995, total deposits in Oakland County, including banks, thrifts and credit unions, were approximately $18.4 billion.

         In January 1999, we opened our second location in Troy, Michigan. This branch office is leased with leasehold improvements of approximately $80,000. The cost of the furniture and equipment purchased for the new location was approximately $50,000. Over the next 12 months, we are planning to relocate our headquarters to Farmington Hills, Michigan, which is approximately seven miles from our current headquarters. The Novi location will remain as a branch and a third branch will be located on the first floor of the new headquarters building. We estimate that the cost of additional equipment for our new headquarters will be approximately $400,000. We expect leasehold improvement costs to be minimal and that the annual rent, net of expected rental income, will be approximately $210,000. We have budgeted the expected costs related to the opening of the headquarters and expect such costs to be met through operating revenues generated in the ordinary course of business.

LENDING


         Our lending activities include discounted commercial lease loans, other direct commercial loans, real estate mortgage loans, installment loans to individuals, direct lease financing and, beginning this year, real estate construction loans. Our lending activities are focused primarily on commercial equipment financing and commercial term loans to businesses secured by the assets of the borrower. We currently do not make agricultural loans. Our retail strategy focuses on single-family mortgage loans, home equity loans, and, to a lesser extent, other forms of consumer lending. We originate loans primarily through third party referral sources such as leasing companies and mortgage brokers, many of whom are known to management. We have made domestic loans only. Our loans are subjected to detailed credit underwriting standards. Certain designated loan officers have authority to approve loans of up to $250,000. Senior executives of the bank have authority to approve loans of up to $750,000. Loans between $750,000 and $1 million must be approved by our senior loan committee, which is comprised of senior executive officers and certain outside directors of the bank. Loans in excess of $1 million must be approved by the full Board of Directors of the bank. Although our legal lending limit is currently $2.6 million per customer relationship, our current self-imposed lending limit is $1.25 million per customer relationship.


         Our lending activities and the related loan policies and procedures have been carefully developed to protect our assets. A summary of them follows:

         - Discounted commercial lease loans are loans representing payments due under equipment leases that the bank purchases from third-party referral sources. After these leases are originated by unaffiliated third parties, we typically will make a loan to that party secured by an assignment of the lease payments due. We evaluate the creditworthiness of the lessee based on our review of the lessee's financial statements, credit reports and credit references and we also obtain a lien, or security interest, in the equipment being leased for the duration of its loan. We have no residual risk with respect to these leases as the lessor retains ownership of the leased equipment after the end of the lease period.

         - Other commercial loans represent direct loans to commercial borrowers for various business purposes. These include line of credit loans, loans to purchase equipment, accounts receivable financing, and commercial real estate loans. Commercial loans are generally made on a fully-secured basis, with personal guaranties where the borrower is a corporation or limited partnership owned by one or a small number of individuals, where necessary in our judgment. We evaluate the creditworthiness of the borrower based on our review of the borrower's historical financial statements, personal net worth statements (if applicable), credit reports and credit references of the borrower. Our underwriting criteria for commercial loans are designed to ensure that there is adequate debt service coverage by typically requiring that (a) the borrower's cash flow be at least 1.2 times the loan's debt service requirements, and (b) the value of the collateral pledged to secure the loan is such that the loan-to-collateral value does not exceed 75%.

         - Installment loans to individuals primarily consist of automobile and other personal consumer installments loans. These are typically smaller in amount and the borrower's personal financial condition is evaluated to ensure that monthly income is adequate to cover the debt service requirements of the loan. These loans are typically secured by a vehicle or other assets that have an appraised market value in excess of the amount of the loan.

         - Direct lease financings are equipment leases that we originate and hold as lessor for the duration of the lease. As with other commercial loans, we evaluate the creditworthiness of the borrower and may require personal guaranties, where necessary in our judgment. The estimated residual value of the leased equipment is based on a conservative estimate of what our management expects the value of the leased equipment to be at the end of the lease.

         - Real estate construction loans represent short-term financing (typically four to twelve months) to licensed builders for the purpose of building residential homes. We make most of these kinds of loans where the house being constructed has already been purchased by the new owner and where an end mortgage commitment is in place. We lend to build so-called "spec homes" for which no purchaser is in place, but only on a limited basis. Real estate construction loans typically are made on an interest-only basis, with the principal amount being paid off at the time that permanent mortgage financing is arranged. For homes under construction that already have been purchased, our standard loan-to-value ratio is either 95% of the cost to build the home or 95% of the appraised value of the completed home, whichever is lower. For "spec homes", our standard loan-to-value ratio is 80% of the appraised value of the completed home.

         - Real estate mortgage loans are residential mortgage loans and home equity loans, which we make on both a fixed and adjustable rate basis. We only make these types of mortgage loans where the loan-to-value ratio is equal to or less than 80% of the appraised value of the residence. In addition, we require that the borrower maintain full replacement value insurance on the residence. We do not hold mortgage loans with a maturity of more that 5 years; all loans with longer maturities are sold in the secondary mortgage market.

         The following table sets forth outstanding loan balances at December 31, 1998 and 1997, by category of loan.



                                                                                AS OF DECEMBER 31,
         TYPE OF LOAN                                          1998           %               1997             %
         ------------                                     -------------       -               ----             -
                                                                             (DOLLARS IN THOUSANDS)
         Discounted commercial leases....................  $63,158           77.4%            $24,564         75.4%
         Other commercial................................   12,810           15.7%              5.942         18.2%
         Real estate construction........................        0            0.0%                  0          0.0%
         Real estate mortgage............................    4,454            5.5%              1,981          6.1%
         Installment loans to individuals................      137            0.2%                118          0.3%
         Lease financing.................................    1,042            1.2%                  0          0.0%
                                                           -------          ------            -------        ------
                  Total loans............................  $81,601          100.0%            $32,605        100.0%
                                                           =======          ======            =======        ======



         As reflected in the table, the composition of our loan portfolio did not change materially from 1997 to 1998. The 150% increase in our total loan portfolio from 1997 to 1998 reflects the bank's growth in its first full year of operation. Lending activity increased as deposits to fund loans became available throughout 1997 and 1998. In addition, the efforts made in 1997 to establish lending relationships with potential customers led to actual loan originations in 1998. The increase in our loan portfolio has not increased the proportionate level of credit risk in the portfolio, although more funds are at risk given that the aggregate size of the loan portfolio has increased. Throughout this period we have maintained the caliber of our credit underwriting and approval policies in order to minimize our exposure to credit risk. We believe that the level of credit risk in our current loan portfolio is, on a proportional basis, no greater than in the past.



       Certain aspects of credit risk, such as changes in general economic conditions, apply to all types of loans. Other aspects of credit risk differ for different types of loans. Equipment financing loans, including discounted commercial leases and direct lease financing, typically are dependent on the successful operations and stability of the borrower. In addition, loans associated with discounted commercial leases tend to be a higher percentage of the value of the collateral than is the case generally for direct secured financings. Commercial real estate loans typically depend on the successful operation of the real estate project such as an office building, an apartment building or an industrial facility. The potential for loss may occur due to cash flows from the properties securing these loans becoming inadequate to service the loan payments and the value of the collateral not being sufficient to repay the loan. Residential mortgage and consumer loan collections are dependent to a large degree on the borrower's continuing financial stability and thus are more likely to be adversely affected by circumstances such as job loss and personal bankruptcy.



     As of December 31, 1998, there were no loans accounted for on a non-accrual basis and none that were past due 90 days or more as to principal or interest payments. We consider a loan impaired when it is probable that all interest and principal will not be collected. As of December 31, 1998, impaired loans were $2,096,000 due to a single customer, MCA Financial Corporation and affiliated companies, that unexpectedly ceased operations in January 1999 and subsequently filed for protection under federal bankruptcy laws. During 1997 and 1998, Michigan Heritage Bank made a series of equipment lease financing loans to MCA Financial for furniture, fixtures, and computer and telecommunications equipment. We did not charge off any of the loans in 1998 as the loans were performing until the time MCA Financial ceased operations.



         As of March 31, 1999, this impaired loan amount was reduced to $593,000 primarily due to $620,000 in loans charged off against specific reserves previously taken for the MCA Financial situation and our taking possession of $989,000 in second mortgage original notes originally serviced by MCA Financial. Specific allowances for impaired loans were $820,000 as of December 31, 1998, and were reduced to $424,000 as of March 31, 1999. Our management believes the total specific allowances for impaired loans will adequately provide for expected charge-offs for the MCA Financial situation.



         The only other problem loans our management is aware of is a series of lease financing loans in the aggregate amount of approximately $1.5 million made to a major national hospital and nursing home company. The financial condition of the company has deteriorated primarily due to changes in government reimbursement policies resulting from the Balanced Budget Act of 1998. At this time, the company has made full and timely payment on the loans. We have received assurances from the company that the collateral underlying the loans is critical to the company's operations and that the company will continue to make full and timely payments. In addition, under the terms of the loans, portions of the outstanding balances will be guaranteed by the manufacturer of the collateral after the passage of a certain amount of time. Despite these guarantees and the fact that none of the loans are past due, we reclassified the loans as impaired as of June 30, 1999, and have allocated appropriate reserves.



         Except for the two situations described above, our management is not aware of any other factors that would cause future net loan charge-offs, in total and by loan category, to significantly differ from those experienced by institutions of similar size.



ALLOWANCE FOR LOAN LOSSES

         The following table summarizes changes in the allowance for loan and lease losses arising from additions to the allowance which have been charged to expense, selected ratios, and the allocation of the allowance for loan losses.


                                                         AS OF DECEMBER 31,
                                                      1998               1997
                                                      ----               ----
                                                        (DOLLARS IN THOUSANDS)
         Average loans outstanding..........         $53,368            $11,206
         Total loans at year end............         $81,601            $32,605

         Allowance for loan losses at beginning of period.......     $  467       $    0
         Provision charged to expense...........................      1,349          467
         Loan charge-offs during the period.....................          0            0
         Loan recoveries during the period......................          0            0
                                                                     ------       ------
         Allowance for loan losses at end of year...............     $1,816       $  467
                                                                     ======       ======

         Specific allowance for impaired loans..................     $  820       $    0
         Unallocated allowance..................................        996          467
                                                                     ------       ------
         Total allowance for loan losses........................     $1,816       $  467
                                                                     ======       ======

         Ratio of net charge-offs during the period to
           average loans outstanding..............................      n/a          n/a
         Allowance for loan losses as a percentage of loans.......    2.23%        1.43%

         In each accounting period, our management adjusts the allowance for loan and lease losses to the amount necessary to maintain the allowance at adequate levels. Through our credit department, our management will attempt to allocate specific portions of the allowance for loan losses based on specifically identifiable problem loans. Our management's evaluation of the allowance is further based on consideration of actual loss experience, the present and prospective financial condition of borrowers, industry concentrations within the portfolio and general economic conditions.

         With respect to each installment and residential real estate loan, our management considers the primary risk element to be lack of timely payment. Our management has a reporting system that monitors past due loans and has adopted policies to pursue our creditor's rights in order to preserve our position. The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Our management has a policy of requesting and reviewing periodic financial statements from our commercial loan customers. However, we cannot assure you that we will not sustain losses in any given period which could be substantial in relation to the size of the allowance for loan and lease losses.

DEPOSITS

         The following table summarizes certain information regarding deposits with Michigan Heritage Bank.


                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------
                                                                  1998                             1997
                                                        ---------------------------        -------------------
                                                        AVERAGE            AVERAGE         AVERAGE     AVERAGE
         TYPE OF  DEPOSIT                               AMOUNT            RATE PAID        AMOUNT    RATE PAID
         ----------------                               ------            ---------        ------    ---------
                                                                          (DOLLARS IN THOUSANDS)
         Noninterest bearing demand deposits.........  $   753           0.00%            $   291      0.00%
         Interest bearing checking
            and money market deposits................    5,632           4.85%              1,236      4.94%
         Savings deposits............................       66           3.03%                157      5.73%
         Time deposits...............................   57,040           5.94%             15,704      6.08%
                                                       -------                            -------
            Total deposits...........................  $63,491           5.77%            $17,388      5.89%
                                                       =======                            =======

We have no foreign banking offices.

RETURN ON EQUITY AND ASSETS

         The following table contains selected ratios for Michigan Heritage
Bancorp:




                                                         AS OF DECEMBER 31,
                                                         ------------------
                                                     1998                 1997
                                                     ----                 ----
         Return on average total assets...........   (0.15)%            (2.30)%
         Return on average equity.................   (1.09)%            (7.01)%
         Dividend payout ratio....................     n/a                n/a
         Average equity to average assets.........   13.94%             32.77%


SUPERVISION AND REGULATION

         We are registered as a bank holding company and, as such, we are subject to the supervision of and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956. Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve Board and are required to file periodic reports of our operations and such additional information as the Federal Reserve Board may require. We also are required to file periodic reports with and otherwise comply with the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

         In accordance with Federal Reserve Board policy, we act as a source of financial strength to Michigan Heritage Bank and are expected to commit resources to support Michigan Heritage Bank in circumstances where we might not do so absent such policy. In addition, in certain circumstances, a Michigan state bank having impaired capital may be required by the Commissioner of the Financial Institutions Bureau of the State of Michigan either to restore the bank's capital by a special assessment upon its shareholders or to initiate the liquidation of the bank.

         Michigan Heritage Bank is a Michigan banking corporation and its deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corporation under the Bank Insurance Fund. As a FDIC-insured, Michigan-chartered bank, and a member of the Federal Reserve System, Michigan Heritage Bank is subject to the examination, supervision, reporting and enforcement requirements of the Financial Institutions Bureau Commissioner, as the chartering authority for Michigan banks, and the Federal Reserve Board, as Michigan Heritage Bank's primary federal regulator. These agencies and federal and state law extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts and the safety and soundness of banking practices.

         Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC deposit insurance funds, our depositors and the public, rather than our shareholders.

         Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 and regulations promulgated thereunder, establish supervisory standards applicable to the operation, management and lending activities of Michigan Heritage Bank, including internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and loan-to-value ratios for loans secured by real property.

         We agreed to a non-binding memorandum of understanding with our federal and state regulators on April 29, 1999, regarding certain matters related to our growth and profitability. In this non-binding agreement, we agreed to take certain actions regarding our capitalization plans, growth and earnings projections, personnel, overhead and expense management, loan and lease loss allowance methodology, and customer credit criteria. We have addressed each of the matters raised in the memorandum and already are seeing results from such action.

         Various bills have been introduced in the Congress that would allow bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in securities and insurance activities. While the scope of permissible nonbanking activities and the conditions under which the new powers could be exercised varies among the bills, the expanded powers generally would be available to a bank holding company only if the bank holding company and its bank subsidiaries remain well-capitalized and well-managed. The bills also impose various restrictions on transactions between the depository institution subsidiaries of bank holding companies and their non-bank affiliates. These restrictions are intended to protect the depository institutions from the risks of the new nonbanking activities permitted to such affiliates. At this time, we are not able to predict whether any of the pending bills will be enacted and, therefore, we are not able to predict the impact such legislation may have on our operations.

EMPLOYEES

         As of March 31, 1999, we employed 20 people on a full-time basis, including two customer service representatives for our new Troy branch. Over the next 12 months, we expect to add seven full-time people: one full-time bank operations assistant, one full-time loan credit analyst, one full-time accounting manager/analyst, one full-time loan administration assistant, one full-time commercial loan officer, and two full-time customer service representatives for the third branch, which will be located within our new headquarters building.

COMPETITION

         We face strong competition for deposits, loans and other financial services from numerous Michigan and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Many of the financial institutions aggressively compete for business in our market areas. Many of these competitors have been in business for many years, have established customer bases, have substantially higher lending limits than we have, are larger, and are able to offer certain services that we do not expect to provide in the foreseeable future, including trust services, and international banking services. In addition, most of these entities have greater capital resources than we have which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we can. Additionally, recently passed federal legislation regarding interstate branching and banking and legislation affecting the cost of deposit insurance premiums may act to increase competition in the future from larger out-of-state banks and thrift institutions.

YEAR 2000 READINESS

         Being a new business, we do not have major issues concerning older systems to update. We believe that the recently acquired new systems are all now Year 2000 compliant. All of our applicable components have been identified and addressed as to being Year 2000 compliant. The cost to become fully Year 2000 compliant was approximately $15,000.

         Each of our mission critical vendors has provided us with written assurances that each is now Year 2000 compliant in all material respects or will be by the end of September 1999. However, we cannot assess the value of these assurances. Based upon verbal and written communications with all of our significant customers, we believe that each customer is Year 2000 compliant. We have not entered into any agreements with any vendor or customer limiting our right to pursue legal remedies if we suffer Year 2000 related damages, but we have no assurances that legal remedies will be available to us if we suffer such damages.

         We have developed and successfully tested a contingency plan in the event a material vendor or customer is not Year 2000 compliant. The principal points of this plan are to print hardcopy reports of all material accounts several times during the last week of 1999 and to be in a position to manually keep necessary records immediately following the end of the year, if necessary. This plan has been submitted to our regulators.

PROPERTIES

         We lease a 3,000 square foot building at 21211 Haggerty Road, Novi, Michigan 48375 for use as our main office and headquarters. The lease term extends until June 30, 2002, at an annual rent of $45,000. The building was originally built in 1988 to be a bank branch and has one drive-up window and three drive-up bays. The building has substantial on-site parking. There is one entrance/exit on Haggerty Road as well as a rear exit to Orchard Hill Place. Access to the main office is available to Oakland and Wayne County residents by using I-275, I-96, I-696, and Grand River Avenue. As a condition to entering into the lease, the President of Michigan Heritage Bank was required to provide a letter of credit to the landlord which can be drawn on if Michigan Heritage Bank terminates the lease prior to the expiration of the lease term.

         We also lease approximately 1,500 square feet of office space for the accounting, commercial lending, and human resource departments at Hamilton Building, 33045 Hamilton Court, Suite 107, Farmington Hills, MI 48334. The lease extends until August 14, 1999, at which time the lease may be extended on a monthly basis. The annual rent is $22,000. The accounting department will be relocating to our new headquarters space when that space is completed.

         We opened our first branch in January 1999, with 1,500 square feet of office space within a strip mall at 1917 East Big Beaver Road, Troy, MI 48083. The lease extends until January 18, 2004, at an annual rent of $32,000. The branch has two teller windows, two customer service desks, a mutual funds room, and a conference room.

         We have signed a lease for 12,500 square feet for a new headquarters including 1,200 square for a new branch to be located in Farmington Hills, Michigan. The lease extends until June 30, 2014. Additional equipment for the new headquarters is estimated to be approximately $400,000. We expect minimal leasehold improvement costs and expect the annual rent net of expected rental income to be approximately $210,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

         The following discussion addresses material factors affecting our financial condition and results. You should read this discussion in conjunction with the audited and unaudited financial statements, footnotes and supplemental financial data presented elsewhere in this report.

         We were in the development stage during 1996 and the first two months and nine days of 1997. We completed an initial public offering of shares of common stock during February and March 1997. On March 10, 1997, Michigan Heritage Bank opened for business. As of March 1999, Michigan Heritage Bank had been operational almost 25 months and had completed its first full fiscal year of operations.

RESULTS OF OPERATIONS--1998 COMPARED TO 1997

         We earned our first monthly profit in January 1998, which was only our 10th full month of operation. This quick breakeven result is attributable directly to controlled growth of both deposit and loan portfolios coupled with lower than average overhead expense. Our quarterly profits for the first three quarters of 1998 were $73,000 for the first quarter, $78,000 for the second quarter, and $106,000 for the third quarter. The fourth quarter of 1998 incurred a $370,000 net loss due primarily to a pretax adjustment of $795,000 ($525,000 net of tax) in additional provision for possible loan losses due to a single customer, MCA Financial, that filed for protection under bankruptcy laws, which is not indicative of the overall loan portfolio, and a pretax charge of $100,000 ($66,000 net of tax) in organizational costs expensed due to a change in an accounting principle.

         As a result, we reported a loss of only $113,000 for 1998 compared to a $602,000 loss for 1997, a $489,000 improvement over 1997. For 1996, we incurred a loss of $68,000 due to being in the development stage and having no revenues from operations.

         Our quarterly losses for 1997 were $81,000 for the first quarter (only 16 business days of operation), $247,000 for the second quarter, $170,000 for the third quarter, and $104,000 for the fourth quarter (which included a provision for loan losses of $202,000).

         For 1998, the return on average equity was -1.09% and the return for average assets was -0.15%. While we distributed no cash dividends during 1998, the Board of Directors declared and we distributed a 10% common stock dividend during the second quarter of 1998.

         Michigan Heritage Bank is providing loan reserves at 1.25% of loans outstanding except for $2,096,000 classified by management at December 31, 1998, as impaired resulting from the MCA Financial situation mentioned above. The 1.25% reserve is, in management's opinion, a conservative loan reserve position relative to the overall quality of the loan portfolio. Specific allowances for impaired loans were $820,000. Management believes the total specific allowances for impaired loans will adequately provide for expected charge-offs for the MCA Financial situation. Management is working diligently to protect our rights and to minimize net charge-offs resulting from the MCA Financial situation. There have been no loan charge-offs during 1998 or 1997.

         Our total assets at the end of 1998 amounted to $100.3 million compared to $51.4 million at the end of 1997, an increase of $48.9 million or over 95%. The increase was primarily due to a $48.8 million increase in deposits and borrowed funds. This increase was utilized primarily to make new loans, and total loans increased $49.0 million, to $81.6 million at December 31, 1998.

         Our total assets at year end 1997 increased $51.2 million over year end 1996 mostly due to $10.9 million of net proceeds from the initial public offering in February and March 1997 and over $40.7 million in deposits being generated during the remaining 10 months of 1997. These funds provided were invested primarily in loans amounting to $32.6 million and other investments and cash and due from banks totaling $18.4 million. We invested approximately $384,000 in bank premises and equipment.

         Our loan portfolio at the end of 1998 consisted of approximately 78% discounted loans (i.e., leases originating from known independent brokers which are discounted and booked as commercial loans on Michigan Heritage Bank's books), 9% direct commercial loans, 2% commercial real estate, 5% lines of credit, 5% residential mortgages and home equity loans, and 1% in direct financing leases. The loans were funded primarily by deposits consisting mostly of time deposits which represent over 88% of total deposits. Risks particularly associated with discounted loans include that such loans tend to be a higher percentage of the value of the collateral than direct secured financing.

Additional loan information can be found elsewhere in this report in the Notes to Consolidated Financial Statements.

         The largest source of our revenues is net interest income. Net interest income is the spread between interest income on loans and investments and interest expense on deposits and borrowed funds. Two statistics used to measure net interest income are (a) net interest spread, and (b) net interest margin. Net interest spread is the difference between the average yield on interest-earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin is expressed as net interest income divided by average interest-earning assets. Net interest margin is greater than net interest spread due to the interest income earned on interest-earning assets funded by non-interest-bearing liabilities such as non-interest bearing demand deposits, escrow accounts and stockholders' equity.

         Table 1 presents our average balance sheets, net interest spread and net interest margin for the three years ended December 31, 1998. Net interest income for 1998 increased $1,544,000 or over 172% to $2,440,000 as compared to $896,000 for 1997. Net interest income for 1996 was only $1,000.

TABLE 1

Consolidated Average Balance Sheets and Analysis of Net Interest Income For the Years Ended December 31


                                                        1998                      1997                1996
                                                        ----                      ----                ----
                                                            AVERAGE                       AVERAGE                    AVERAGE
                                        AVERAGE             YIELD/     AVERAGE            YIELD/    AVERAGE          YIELD/
                                        BALANCE   INTEREST  RATE       BALANCE   INTEREST RATE      BALANCE INTEREST   RATE
                                        -------   --------  ----       -------   -------- ----      ------- ---------------
                                                                       (DOLLARS IN THOUSANDS)
Assets
   Interest bearing balances
     in other banks................     $ 2,743   $  146     5.32%     $1,734      $103    5.94%     $ 25      $ 1     4.00%
   Federal funds sold..............       4,198      224     5.34       3,868       211    5.46        --       --       --
   Taxable investment securities...      12,231      685     5.60       8,278       474    5.73        --       --       --
   Loans ..........................      53,368    5,051     9.46      11,206     1,132   10.10        --       --       --
                                         ------    -----               ------     -----             -----    -----
     Total earning assets..........      72,540    6,106     8.42      25,086     1,920    7.65        25        1     4.00

   Cash and due from banks.........         558                           676                           9
   Allowance for loan losses.......       (694)                         (131)                          --
   Operating lease equipment, net..         858                            --                          --
   Other assets....................       1,059                           589                          88
                                          -----                           ---                          --
     Total assets..................     $74,321                       $26,220                        $122
                                         ======                        ======                         ===


 Liabilities and Stockholders' Equity
   Interest on checking and money
     market deposit accounts.... $ 5,632   $  273     4.85%    $ 1,236    $   61    4.94%     $ --     $ --    --%
   Savings  deposits............      66        2     3.03         157         9    5.73        --       --    --
   Other time deposits less
     than $100,000..............  40,253    2,393     5.94      10,134       615    6.07        --       --    --
   Time deposits $100,000
     and greater................  16,787      998     5.95       5,570       339    6.09        --       --    --
    Borrowed funds..............       5       --     5.25          --        --     --         --       --    --
     Total interest bearing      -------   ------              -------    ------              ----     ----
       liabilities..............  62,743    3,666     5.84      17,097     1,024    5.99        --       --    --

    Other deposits, non-interest
         bearing................     753                           291                          --
    Other liabilities...........     467                           241                         156
    Stockholders' equity........  10,358                         8,591                        (34)
                                  ------                         -----                        ----
   Total liabilities and
       stockholders' equity..... $74,321                       $26,220                        $122
                                 =======                       =======                        ====



                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------------
SELECTED AMOUNTS AND RATIOS                        1998             1997             1996
---------------------------                        ----             ----             ----
                                                            (DOLLARS IN THOUSANDS)
Net interest income ............................. $2,440           $  896           $   1
Net interest rate spread.........................   2.58%            1.66%           4.00%
Cost of earning assets...........................   5.05%            4.08%             --
Net interest margin .............................   3.37%            3.57%           4.00%
Net interest-earning assets to interest-bearing
   liabilities...................................    116%             147%            n/a
Net income after taxes........................... $ (113)          $ (602)          $ (68)
Return on equity.................................  (1.09)%          (7.01)%           n/a
Return on assets.................................  (0.15)%          (2.30)%           n/a
Dividend payout ratio............................     -- %             -- %           n/a
Equity to assets ratio...........................  13.94 %          32.77 %           n/a



         Table 2 presents an analysis of our change in net interest income. The $1,544,000 net interest income increase in 1998 resulted from a $1,840,000 increase due to increases in average balances offset by a $296,000 decrease due to changes in both yield/rate and mix. Net interest income for 1996 was only $1,000 due to our being in a development stage. Consequently, the $895,000 change in net interest income for 1997 came primarily from a mix of both volume and yield/rate changes as indicated in Table 2. Loan fee income included in loan interest income was $189,000 and $82,000 for 1998 and 1997, respectively. Nonaccrual loans had an insignificant effect on net interest income due to the average amount of nonaccrual loans being insignificant for 1998. There were no nonaccrual loans for 1997 or 1996.

TABLE 2 -- Analysis of Net Interest Income Changes


                                                                             1998 COMPARED TO 1997
                                                                  -------------------------------------------
                                                                                     VOLUME &
                                                                                    YIELD/RATE
                                                                  VOLUME    YIELD/RATE      MIX        TOTAL
                                                                  -------------------------------------------
                                                                             (DOLLARS IN THOUSANDS)
Increase (decrease) in interest income
   Interest bearing balances in other banks...................... $   60        $(11)       $  (6)      $  43
   Federal funds sold............................................     18          (5)          --          13
   Taxable investment securities.................................    226         (10)          (5)        211
   Loans.........................................................  4,259         (71)        (269)      3,919
                                                                  ------        ----        -----       -----
     Total interest income change................................  4,563         (97)        (280)      4,186
Increase (decrease) in interest expense
   Interest on checking and money market deposit accounts........    217          (1)          (4)        212
   Savings deposits..............................................     (5)         (4)           2          (7)
   Other time deposits less than $100,000........................  1,828         (13)         (37)      1,778
   Time deposits $100,000 and greater............................    683          (8)         (16)        659
   Borrowed funds................................................     --          --           --          --
                                                                  ------        ----        -----      ------
     Total interest expense change...............................  2,723         (26)         (55)      2,642
                                                                  ------        ----        -----      ------
   Net interest income change.................................... $1,840        $(71)       $(225)     $1,544
                                                                  ======        ====        =====      ======


                                                                             1997 COMPARED TO 1997
                                                                  -------------------------------------------
                                                                                     VOLUME &
                                                                                    YIELD/RATE
                                                                  VOLUME    YIELD/RATE      MIX        TOTAL
                                                                  -------------------------------------------
                                                                             (DOLLARS IN THOUSANDS)
Increase (decrease) in interest income
   Interest bearing balances in other banks......................   $ 68        $ --       $   34      $  102
   Federal funds sold............................................     --          --          211         211
   Taxable investment securities.................................     --          --          474         474
   Loans.........................................................     --          --        1,132       1,132
                                                                    ----        ----       ------      ------
     Total interest income change................................     68          --        1,851       1,919
Increase (decrease) in interest expense
   Interest on checking and money market deposit accounts........     --          --           61          61
   Savings deposits..............................................     --          --            9           9
   Other time deposits less than $100,000........................     --          --          615         615
   Time deposits $100,000 and greater............................     --          --          339         339
   Borrowed funds................................................     --          --           --          --
                                                                    ----        ----       ------      ------
     Total interest expense change...............................     --          --        1,024       1,024
                                                                    ----        ----       ------      ------
Net interest income change.......................................   $ 68        $ --       $  827      $  895
                                                                    ====        ====       ======      ======




         The net interest spread for 1998 of 2.58% increased 0.92% or 92 basis points over the 1.66% spread for 1997. The 1998 average yield on earning assets of 8.42% increased 77 basis points over 1997 primarily due to the change in mix of earning assets. In 1998, higher yielding loans were on average over 73% of total earning assets with the remaining balance in lower yielding investment securities (Table 3) and short term funds. In 1997, higher yielding loans on average were less than 45% of total earning assets since Michigan Heritage Bank had only been open since March, 1997. The 5.84% cost of interest-bearing liabilities for 1998 decreased 15 basis points from 5.99% in 1997 due primarily to higher costing time deposits (Table 4) being repriced at lower rates in 1998. The cost of interest-bearing liabilities for 1998 and 1997 reflect slightly higher market rates being paid on time deposits. These higher rates were paid to attract and retain depositors since Michigan Heritage Bank is relatively new. Michigan Heritage Bank also does not yet have an extensive branch network, with corresponding higher operating expenses, to draw deposits which creates additional pressure to pay higher rates to attract deposits.

TABLE 3 -- Consolidated Investment Maturity Analysis as of December 31,
           1998 and 1997


                                                                        1998
                                            -----------------------------------------------------------
                                                               AVAILABLE FOR SALE (A)
                                            -----------------------------------------------------------
                                                U.S. TREASURY AND
                                                 OTHER GOVERNMENT                   FEDERAL RESERVE
                                            AGENCIES AND CORPORATIONS                BANK STOCK (B)
                                            -------------------------             ---------------------
                                              AMORTIZED                           AMORTIZED
                                                COST           YIELD                COST          YIELD
                                                ----           -----                ----          -----
                                                              (DOLLARS IN THOUSANDS)
Due in one year or less....................    $4,971          5.23%               $ 236          6.00%
Due after one year through five years......        --            --                   --            --
Due after five years through ten years.....     2,011          5.76                   --            --
Due after ten years........................     1,001          5.75                   --            --
                                               ------                              -----
        Total..............................    $7,983          5.43%               $ 236          6.00%
                                               ======                              =====



                                                                                1997
                                            ----------------------------------------------------------------------------
                                                  HELD TO MATURITY                       AVAILABLE FOR SALE
                                            -------------------------       --------------------------------------------
                                                U.S. TREASURY AND
                                                 OTHER GOVERNMENT           CORPORATE                    FEDERAL RESERVE
                                            AGENCIES AND CORPORATIONS       BONDS (B)                    BANK STOCK (C)
                                            -------------------------       ---------                    ---------------
                                            AMORTIZED                               AMORTIZED                AMORTIZED
                                               COST           YIELD         COST       YIELD       COST     YIELD
                                               ----           -----         ----       -----       ----     -----
                                                                      (DOLLARS IN THOUSANDS)
Due in one year or less.....................  $8,565          5.83%       $   --         --        $236     6.00%
Due after one year through five years.......      --            --            --         --          --       --
Due after five years through ten years......      --            --         2,000       5.99%         --       --
Due after ten years.........................      --            --         3,000       5.95%         --       --
                                              ------                      ------                   ----
        Total...............................  $8,565          5.83%       $5,000       5.97%       $236     6.00%
                                              ======                      ======                   ====

---------

(a) There were no securities Held to Maturity as of December 31, 1998. Expected maturities will differ from contractual maturities. Issuers may have the right to call or prepay obligations.
(b) The dividend yield on Federal Reserve Bank Stock has historically been 6.00 percent.
(c) All of the corporate bonds included in 1997 are variable rate "lower floater" securities priced weekly. First Chicago NBD is an additional obligor for $3,500 of the above corporate bonds and Comerica Bank is an additional obligor for the remaining $1,500 corporate bonds.



TABLE 4 -- Consolidated Time Certificates of Deposit Maturity Analysis As of
           December 31, 1998

                                                                          UNDER          $100,000
                                                                        $100,000         AND OVER
                                                                        --------         --------
                                                                         (DOLLARS IN THOUSANDS)
                  Due in three months or less.........................   $ 9,919          $ 4,035
                  Due over three months through six months............     9,033            5,874
                  Due over six months through twelve months...........    23,183            6,705
                  Due over twelve months..............................    11,907            7,155
                                                                         -------          -------
                           Total......................................   $54,042          $23,769
                                                                         =======          =======

         The 3.37% net interest margin for 1998 is a 20 basis points decrease from the 3.57% net interest margin for 1997. While the yield on earning assets went up 77 basis points in 1998, the cost of earning assets went up 97 basis points, 5.05% in 1998 compared to 4.08% in 1997. The increase in this cost is due to more interest-bearing liabilities being used to fund interest-earning assets in 1998 than in 1997, when non-interest bearing capital supported a greater percentage of earning assets. The ratio of net interest-bearing assets to interest-bearing liabilities fell from 147% in 1997 to 116% in 1998, due to the growth in both assets and liabilities and the relatively smaller portions of total assets represented by stockholders' equity.

         Other non-interest income of $587,000 for 1998 increased $581,000 over 1997, primarily due to $515,000 in rental income from an operating lease acquired in 1998. The remaining $72,000 of non-interest income for 1998 principally consisted of loan servicing fees, service charges on deposit accounts and float income from an outside vendor for cashiers checks sold. Non-interest income for 1997 was only $6,000 and there was no non-interest income for 1996 as we were in the development stage.

         Non-interest expense for 1998 was $2,056,000 which represents a $1,019,000 increase over 1997. Salaries and employee benefits increased $389,000 due to six additional paid staff members being added during 1998, accrued bonuses, and the implementation of a 401(k) match. Depreciation on property for Michigan Heritage Bank's operating lease was $443,000. Remaining other expenses increased a net of $187,000 primarily due to Michigan Heritage Bank being operational for its first full fiscal year in 1998. Total other expense for 1996 was $69,000 mostly due to the one full-time equivalent staff member being paid for nine months in 1996.

FINANCIAL CONDITION--1998 COMPARED TO 1997

         Our current cash projections indicate adequate cash balances. Michigan Heritage Bank has additional line of credit facilities with national lending institutions to add funding capacity. Our management also has established a network of banks that can be used to sell or participate a portion of our loan portfolio. These techniques allow us to service our business relationships and generate fee and servicing revenue.

         Our liquidity remained adequate throughout 1998. As of December 31, 1998, Michigan Heritage Bank had $8.3 million in cash and cash equivalents including $4.2 million in Federal funds sold and $3.8 million in interest-bearing balances in other banks which are immediately available assets. In addition, investment securities with a total book value of $5.0 million mature within the next 12 months. We also have proven our ability to attract deposits and build a stable deposit base from which to fund loans.

         Michigan Heritage Bank is subject to various regulatory capital requirements and as a "de novo" or start-up bank, the minimum for the Tier 1 leverage ratio is 9.0%. Normally, to be considered adequately capitalized, Michigan Heritage Bank must maintain a Tier 1 leverage ratio of 4.0%. Michigan Heritage Bank's Tier 1 leverage ratios were 9.1% and 30.0% at December 31, 1998 and 1997, respectively. We plan to maintain at least a 9.0% Tier 1 leverage ratio throughout Michigan Heritage Bank's de novo status and to remain well-capitalized thereafter. Additional information concerning capital is found in Note 16, "Regulatory Matters" in the Notes to Consolidated Financial Statements.

FIRST QUARTER 1999 COMPARED TO FIRST QUARTER 1998

         We experienced our fourth quarter of positive earnings with net income of $114,000 for the quarter ended March 31, 1999, which is only the eighth full quarter of our operations. Total assets at the end of the quarter were $106,603,000, a 12 month increase of $48,115,000 from the $58,488,000 of total assets at March 31, 1998. Total loans outstanding grew to $84,160,000 which is a 12 month increase of $43,716,000. Loan growth was funded primarily by a $48,106,000 increase in deposits, resulting in total outstanding deposits of $95,847,000 at March 31, 1999.

         Net income for the quarter ended March 31, 1999, increased $41,000 over the same quarter last year. Net interest income before provision for loan losses increased $375,000 to $854,000, primarily due to volume increases in earning assets. Provision for loan losses increased $270,000 to $367,000. Other operating income went up $523,000 due mostly to operating lease income of $309,000 resulting from a $2,775,000 operating lease recorded during the third quarter of 1998. In addition, there was a $215,000 gain on sale of loans during the first quarter of 1999. Other operating expense went up $528,000. Salaries and employee benefits went up $140,000 due to additional employees and salary increases. Occupancy expense increased $18,000 due to increases in lease expense and leasehold improvement amortization costs. Equipment expense increased $278,000 due mostly to operating lease equipment depreciation expense of $266,000. Advertising and promotion expense increased $11,000 due to increased marketing costs. Professional fees went up $47,000 due to additional legal, independent auditor, and operating lease broker fees. Other expense went up $28,000 which included a $12,000 increase in telephone expense. Remaining expenses increased a net $6,000.

         The resulting income before federal income tax increased $100,000 for the same time period. Federal income tax was $59,000 for the first quarter of 1999. There was no Federal income tax for the same quarter in 1998 as we had a net operating loss carryforward. Net income per average primary share outstanding and on a fully diluted basis was $0.09 for the quarter ended March 31, 1999, compared to $0.06 for the same quarter in 1998.

         During the first quarter of 1999, there were $620,000 in loans charged off against specific reserves previously taken primarily due to loans to MCA Financial which filed for protection under the bankruptcy laws. Management is working diligently to protect our rights and to minimize net charge-offs resulting from the MCA Financial situation. There were no charge-offs prior to the first quarter of 1999 and there have been no recoveries to date.

         The categories of loans outstanding at March 31, 1999, in dollars and as a percentage of total loans outstanding are as follows:

                                                                                         PERCENTAGE
                  LOAN CATEGORY                                           AMOUNT       OF TOTAL LOANS
                  -------------                                           ------       --------------
                                                                  (DOLLARS IN THOUSANDS)
                  Commercial loans discounted........................    $61,606            73.2%
                  Commercial financing leases........................      1,060             1.3%
                  Commercial loans direct............................      9,247            11.0%
                  Lines of credit   .................................      4,780             5.7%
                  Commercial real estate.............................      1,112             1.3%
                  Mortgage, home equity and installment loans........      6,355             7.5%
                                                                         -------           ------
                           Total Loans...............................    $84,160           100.0%
                                                                         =======           ======

         At March 31, 1999, there were $593,000 in non-accruing loans all relating to MCA Financial. In addition, there were $604,000 in accruing loans past due 30 days or more. There were $282,000 past due 30 to 59 days, $246,000 past due 60 to 89 days and $76,000 past due 90 days or more. Of the $604,000 accruing loans past due 30 days or more, $533,000 were mortgages originally serviced by MCA Financial. No servicing of the loans took place during the first quarter of 1999 due to MCA Financial filing for protection under the bankruptcy laws. Our management transferred the servicing of those mortgages to another mortgage servicing company in April 1999. We fully expect that diligent servicing of these mortgages will minimize delinquencies. Total loan reserves of $1,563,000 at March 31, 1999 was 1.86% of total loans which included $424,000 in specific allowances. In management's opinion, the total loan reserve position is adequate relative to the overall quality of the loan portfolio.

MEMORANDUM OF UNDERSTANDING

         We agreed to a non-binding memorandum of understanding with our federal and state regulators on April 29, 1999. Our regulators required only a non-binding memorandum of understanding, rather than going through the regulatory process necessary for a binding agreement. In the memorandum, among other things, we agreed to submit plans to our regulators regarding maintaining our capital position, increasing our earnings, assessing the adequacy of our loan loss reserves, receiving financial information from customers, our loan grading system, and our lending and operational staffing needs. We have fulfilled the requirements of the memorandum, except to the extent that the plans call for ongoing reporting. Our regulators have responded positively to the actions we have taken in response to the memorandum and have indicated that no further responses are required at this time.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The directors and officers of Michigan Heritage Bancorp and Michigan Heritage Bank as of the date of this prospectus are as follows:


                                   POSITION WITH              DIRECTOR TERM       POSITION(S)
NAME AND AGE                        THE COMPANY                    EXPIRES        WITH THE BANK
------------                        -----------               ------------------  --------------------
Richard Zamojski, 48             Chairman of the Board,            2002           Chairman of the Board,
                                 Chief Executive Officer,                         Chief Executive Officer,
                                 and Director                                     and Director
Anthony S. Albanese, 51          President, Chief Operating        2001           President, Chief Operating
                                 Officer and Director                             Officer and Director
H. Perry Driggs, Jr., 62         Director                          2002           Director
Lewis N. George, 61              Director                          2001           Director
Phillip R. Harrison, 44          Director                          2000           Director
Frank A. Scerbo, 49              Director                          2002           Director
Philip Sotiroff, 60              Director                          2000           Director
Darryle J. Parker, 49            Secretary, Treasurer and          n/a            Secretary, Treasurer, Cashier,

                                 Chief Financial Officer                          and Vice President/Chief
                                                                                  Financial Officer

         Under Federal law and regulations and subject to certain exceptions, the addition or replacement of any director, or the employment, dismissal or reassignment of a senior executive officer of Michigan Heritage Bank occurring within two years of the chartering of Michigan Heritage Bank, its acquisition by Michigan Heritage Bancorp, or any change in control of Michigan Heritage Bancorp or Michigan Heritage Bank (or at any time that Michigan Heritage Bank is not in compliance with applicable minimum capital requirements or is otherwise in a troubled condition) is subject to prior notice to and disapproval by the FDIC.

         Our Articles of Incorporation provide that the number of directors, as determined from time to time by the Board of Directors, shall be no less than five and no more than twelve. Michigan Heritage Bancorp's Board of Directors has presently fixed the number of directors at seven. The Articles of Incorporation further provide that the directors shall be divided into three classes, Class I, Class II, and Class III, with each class serving a staggered three-year term and with the number of directors in each class being as nearly equal as possible. The term of each class of director is three years.

         The entire Board of Directors of Michigan Heritage Bank will be elected annually by its shareholder, Michigan Heritage Bancorp. Officers of Michigan Heritage Bancorp and Michigan Heritage Bank will be appointed annually by their respective Boards of Directors and perform such duties as are prescribed in the bylaws or by the Board of Directors. There are no family relationships among any of our directors, officers or key personnel.

         None of the executive officers or staff are subject to any agreements with former employers that restrict their right to fully perform their duties with Michigan Heritage Bancorp or Michigan Heritage Bank.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

         We have no standing Audit, Compensation or Nominating Committees of our Board of Directors. The Board is responsible for reviewing and making recommendations as to its size and composition, nominating candidates for election as directors, and filling any vacancies that may occur between annual meetings. During 1998, the Board met 12 times. Each of the Directors attended either all or all but one of the of the meetings of the Board during 1998.

         Original members of the Board who are not our employees or employees of any of our affiliates each received an option to purchase 13,200 shares of our common stock of Michigan Heritage Bancorp at the public offering price of $9.09 per share, pursuant to our 1997 Stock Option Plan for Nonemployee Directors which was approved on January 15, 1997 (the number of shares and exercise price have been adjusted to reflect the 1998 stock dividend). Under this Plan, each option was immediately exercisable for 6,600 shares when granted. As of the date of the 1999 Annual Meeting of Shareholders, each option becomes exercisable in full. Each option expires ten years after its date of grant. Nonemployee directors who are appointed or elected after March 1, 1997, will receive an option for a lesser number of shares, the number of which will depend on which annual meeting is the first annual meeting occurring concurrently with, or after, he or she becomes a nonemployee director.

EXPERIENCE OF DIRECTORS AND OFFICERS

         The experience and backgrounds of our directors and officers, and their positions with us, are summarized below.

RICHARD ZAMOJSKI has been the Chairman of the Board and Chief Executive Officer, and a Director, of both Michigan Heritage Bancorp and Michigan Heritage Bank since we began operations. Mr. Zamojski is responsible for our strategic direction and is a member of the Executive Committee, the Senior Loan Committee, and the Asset and Liability Committee. Prior to joining us, he was employed by Sterling Bank & Trust, F.S.B. from 1990 to August 1996 where he attained the position of Chairman of the Board and Chief Executive Officer. He also is a member of the Equipment Leasing Association, the Mortgage Banker's Association of Michigan, the Builders Association of Southeastern Michigan and the Michigan Mortgage Brokers Association, where he also served as a past director. Mr. Zamojski received his Bachelor of Science degree in Accounting from Central Michigan University in 1973 and a Masters in Business Administration with a concentration in Finance from the University of Michigan in 1975. He is a resident of Brighton, Michigan.

ANTHONY S. ALBANESE has been President and Chief Operating Officer and a Director of both Michigan Heritage Bancorp and Michigan Heritage Bank since we began operations. Mr. Albanese is responsible for our day-to-day operations. He also is a member of the Executive Committee, the Senior Loan Committee, the Asset and Liability Committee, is Chairman of the Operations Committee, and is the Year 2000 Co-ordinator and CRA Officer. Prior to joining us, he was employed by Sterling from 1990 to May 1996 where he attained the position of President and Chief Operating Officer and was a member of the Board of Directors. He also served on the IBM Community Bank Advisory Council, was a member of the Equipment Leasing Association, the Mortgage Bankers Association and the Builders Association of Southeastern Michigan. Mr. Albanese received an Associate in Science degree in General Business in 1973 and a Bachelor of Science degree in Accounting in 1977 from Detroit College of Business. He served in the U.S. Army Security Agency (Military Intelligence) from 1965 to 1969 with service in Viet Nam during 1966-67. He is a resident of Northville, Michigan.

DARRYLE J. PARKER has been Secretary, Treasurer, and Chief Financial Officer of both Michigan Heritage Bancorp and Michigan Heritage Bank since we began operations and currently our Vice President, Cashier, Secretary, Treasurer, and Chief Financial Officer. His major areas of responsibility include investment, funds, and asset/liability management, financial accounting and reporting, payroll, and bank operations. Mr. Parker has been in the banking industry in excess of 25 years, including serving as Treasurer of Sterling from 1993 to 1995. During the past 19 years has served as chief financial officer and/or controller involving all phases of financial planning, analysis, and accounting. Mr. Parker has an Associate of Science, Monroe County Community College (1976), a Bachelor of Business Administration in Accounting from Ohio University (1986), a Masters in Business Administration from Michigan State University (1988), and is a graduate from the School of Banking Administration, Controllership, University of Wisconsin (1981). Mr. Parker was in the United States Marine Corps (1967-1969) serving in Viet Nam. Mr. Parker is a resident of Monroe, Michigan.

H. PERRY DRIGGS, JR. is the President of Great Lakes Capital Corporation, a privately-owned investment banking and corporate finance firm (1987 to present). Prior to that, he served as an executive of Michigan National Bank and served in various capacities, including Treasurer and a director, of Michigan National Corporation (1962-1987). Mr. Driggs is a director of Detroit Mortgage and Realty Company. He received his undergraduate degree from Harvard College (1958), a Masters degree in

Industrial Engineering from Northwestern University (1959) and returned to Harvard Business School for his Masters in Business Administration (1961). Mr. Driggs is a resident of Bloomfield Hills, Michigan.

LEWIS N. GEORGE is currently the President of The George Group, a real estate development and management company. In 1960 Mr. George began his career with Nicholas George Theatres, a family owned business that operated a chain of movie theatres throughout the Detroit Metropolitan Area. He served as President from 1974 through the eventual sale of the theatres in 1988. Mr. George served as an officer of the Detroit branch of the National Association of Theatre Owners and was a past director and officer of the Detroit Variety Club. Mr. George received his undergraduate degree from the University of Michigan (1961) and received his Juris Doctor from Wayne State Law School (1964). Mr. George is a resident of Orchard Lake, Michigan.

PHILLIP R. HARRISON is the President of Harrison Capital Corporation, a private investment banking firm which he founded in 1992. His company concentrates in equity and debt placements for equipment leases and loans. Mr. Harrison was a managing director of Kendall Capital Partners L.P. (1991-1992), a private investment banking firm offering specialized advisory services in the areas of secured asset financing, equipment leasing and project finance. He was a Vice President and manager of U.S. Leasing International, Inc., a subsidiary of Ford Motor Company (1986-1992), where he was responsible for the company's investment in leveraged leases of equipment, facilities and real estate. He received a Bachelor of Business Administration from Western Michigan University (1977) and is a Certified Public Accountant (1979). Mr. Harrison is a resident of Brighton, Michigan.

FRANK A. SCERBO is Vice President and General Counsel of, and a member of the Board of Directors of, the McPhail Corporation, a company engaged in the sale of original equipment parts to the automotive and light truck industry. Mr. Scerbo has been with the McPhail Corporation since 1977. Mr. Scerbo also is Vice President and General Counsel of, and a member of the Board of Directors of, Fair Weather Properties, Inc., a real estate development company; General Counsel of Fair Weather Properties, L.L.C., a real estate development company; Vice President and General Counsel of, and a member of the Board of Directors of, Hi Flite, Inc., an aircraft charter and leasing company; Vice President and General Counsel of, and a member of the Board of Directors of, Fair Weather Aviation, Inc., an aircraft charter and leasing company; and General Counsel of the Lectron Products Division of Eaton Corporation, an automotive and light truck parts supplier. Mr. Scerbo received his undergraduate degree from the St. Peter's College (1971) with honors, and received his Juris Doctor from the University of Detroit (1980), with honors. Mr. Scerbo is a resident of Birmingham, Michigan.

PHILIP SOTIROFF is the President of Sotiroff & Abramczyk, P.C., a law firm established in 1988, which is engaged in a general business practice with concentrations in banking and financial institutions, equipment financing, commercial lending and real estate transactions. Mr. Sotiroff has practiced commercial law for over 35 years and has specialized in equipment finance since 1974. Mr. Sotiroff received his undergraduate degree from the University of Michigan (1960) with honors, is a member of the Phi Beta Kappa honorary fraternity, and received his Juris Doctor with distinction from the University of Michigan (1963). Mr. Sotiroff is a resident of Bloomfield Hills, Michigan.

COMPENSATION OF EXECUTIVE OFFICERS

         Compensation information is provided only for Richard Zamojski and Anthony S. Albanese because no other executive officer had total annual salary and bonus in excess of $100,000.

                           Summary Compensation Table


                                                                                SECURITIES
                                                                                UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR      SALARY          BONUS     OPTIONS(#)(1)    COMPENSATION
---------------------------                 ----     --------         -----     -------------    ------------
Richard Zamojski, Chairman                  1998     $105,000         $    0       13,200          $ 4,939
                                            1997      100,000(2)       1,000       13,200                0
Anthony S. Albanese, President              1998     $105,000         $    0       13,200          $10,481
                                            1997      100,000(2)       1,000       13,200                0

--------
(1) After adjusting for the stock dividend paid in 1998.
(2) Annual rate


                      Individual Option/SAR Grants in 1998


                           NUMBER OF SECURITIES              PERCENT OF TOTAL
                         UNDERLYING OPTIONS/SARS         OPTIONS/SARS GRANTED TO        EXERCISE OR     EXPIRATION
NAME                           GRANTED (#)(1)         ALL EMPLOYEES IN FISCAL YEAR     BASE PRICE(1)       DATE
----                    -------------------------     ----------------------------     -------------   -------------
Richard Zamojski                     1,650 shs.                35%                       $9.09/sh.         2007
Anthony Albanese                     1,650 shs.                35%                       $9.09/sh.         2007

------
(1) Adjusted to reflect the stock dividend paid in 1998.

                  Option/SAR Exercises in Last Fiscal Year and
                           Year End Option/SAR Values


                                                                                             VALUE OF
                                                          NUMBER OF SECURITIES              UNEXERCISED
                                                         UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                              OPTIONS/SARS                  OPTIONS/SARS
                             SHARES                          AT YEAR END (#)               AT YEAR END (1)
                           ACQUIRED          VALUE     -------------------------     -------------------------
NAME                    ON EXERCISE(#)      REALIZED   EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
----                    --------------      --------   -------------------------     -------------------------
Richard Zamojski             0 shs.            $0              9,900/3,300                     $0/$0
Anthony Albanese             0 shs.            $0              9,900/3,300                     $0/$0

------
(1) Based on the last trade on May 14, 1999.

         We made no awards to any executive officer or other employee in the last completed fiscal year under any Long-Term Incentive Plan. Executive officers' compensation in subsequent years will be determined by the Compensation Committee, a committee of our Board of Directors comprised of a majority of outside (non-employee) directors. Our officers may participate in our 1997 Employee Stock Option Plan. Our officers may also participate in any benefit plans adopted for bank employees. We have adopted a 401(k) plan for our employees, including the executive officers. Neither Michigan Heritage Bancorp nor Michigan Heritage Bank has an employment agreement with any officer.

           STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table presents information regarding the beneficial ownership of our common stock as of March 31, 1999, by our directors, the executive officers named in the Summary Compensation Table, and our directors and executive officers as a group.


         NAME AND ADDRESS OF                                    AMOUNT AND NATURE              PERCENT OF
         BENEFICIAL OWNER                                   OF BENEFICIAL OWNERSHIP(1)           CLASS
         ----------------                                   --------------------------           -----

         Anthony S. Albanese.........................           23,540 shs.(2)                    1.9%
              330 Eaton Drive
              Northville, MI 48167
         H. Perry Driggs, Jr.........................           24,200 shs.(3)(4)                 1.9%
              230 Orange Lake Drive
              Bloomfield Hills, MI  48302
         Lewis N. George   ..........................           29,700 shs.(3)                    2.3%
              5241 North Bay Drive
              Orchard Lake, MI 48324
         Phillip R. Harrison.........................           19,200 shs.(3)                    1.5%
              4792 Split Rail Lane
              Brighton, MI 48116
         Darryle J. Parker ..........................             6,600 shs.(5)                     *
              5750 Parkside Drive
              Monroe, MI 48161
         Frank A. Scerbo   ..........................           58,400 shs.(6)(7)                 4.6%
              1144 Brookwood Lane
              Birmingham, MI  48009
         Philip Sotiroff   ..........................           61,710 shs.(3)(4)                 4.9%
              770 E. Glengarry Circle
              Bloomfield Hills, MI 48301
         Richard Zamojski............................           18,810 shs.(2)(4)                 1.5%
              11790 Pine Mountain Drive
              Brighton, MI 48116
         All directors and executive officers as a
         group (8 persons)...........................          242,160 shs.                      19.1%




         -----------
         *  Less than 1.0%
         (1) Unless otherwise noted, all shares are owned solely by the person named or jointly with the person's spouse. Percentages are based on issued and outstanding shares plus the number of shares that the named person or group has the right to acquire within 60 days.
         (2) Includes 9,900 shares that such person has the right to acquire within 60 days pursuant to the 1997 Employee Stock Option Plan.
              (3) Includes 13,200 shares that such person has the right to acquire within 60 days pursuant to the 1997 Stock Option Plan for Nonemployee Directors.
         (4) Includes 2,750 shares held by Mr. Driggs' spouse, 5,500 shares held by Mr. Sotiroff's spouse, and 110 shares held by Mr. Zamojski's minor daughter.
         (5) Includes 4,950 shares that such person has the right to acquire within 60 days pursuant to the 1997 Employee Stock Option Plan.
         (6) Includes 52,100 shares held by trusts of which Mr. Scerbo is co-trustee and 3,300 shares that Mr. Scerbo has the right to acquire within 60 days pursuant to the 1997 Stock Option Plan for Nonemployee Directors.
         (7) Does not include 5,500 and 500 shares held by Mr. Scerbo's spouse as trustee and individually, respectively, as to which Mr. Scerbo disclaims voting and investment power.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During 1997, certain of our directors and officers made loans to us to cover organizational expenses. We paid no interest on the loans and we repaid all of the loans from the net proceeds of our initial public offering of common stock. We anticipate that our directors and officers and the companies with which they are associated may have banking and other transactions with us in the ordinary course of our business. Applicable law and our policy require that any loans and commitments to lend to such affiliated persons or entities included in such transactions or other transactions with such affiliates be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties of similar creditworthiness, do not involve more than normal risk or present other unfavorable features to us, and be on terms no less favorable to us than could be obtained on an arms-length basis from unaffiliated independent third parties. During 1998, Michigan Heritage Bank funded a term loan of $190,000 to a corporation of which Mr. Scerbo is a shareholder, director, and officer.

         Our Articles of Incorporation and bylaws provide for the indemnification of our directors and officers, including reasonable legal fees, incurred by such directors and officers while acting for or on our behalf as a director or officer, subject to certain limitations. See "Description of Capital Stock -- Indemnification of Directors and Officers." The scope of such indemnification otherwise permitted by Michigan law may be limited in certain circumstances by Federal law and regulations. We have purchased directors' and officers' liability insurance for our directors and officers.

                          DESCRIPTION OF CAPITAL STOCK

         Michigan Heritage Bancorp's authorized capital stock consists of 4,500,000 shares of common stock and 500,000 shares of preferred stock. On March 31, 1999, an aggregate of 1,265,000 shares of common stock were issued and outstanding. We have not issued any shares of preferred stock. Michigan law allows our Board of Directors to issue additional shares of stock up to the total amount of common stock and preferred stock authorized without obtaining the prior approval of the shareholders.

PREFERRED STOCK

         Our Board of Directors is authorized to issue preferred stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (a) the number of shares and designation of such series; (b) the dividend rate, the relation which such dividends shall bear to dividends paid on any other class of stock or any other series of preferred stock, and whether dividends are to be cumulative; (c) the amount per share, if any, which holders shall be entitled to receive upon redemption of shares or upon voluntary or involuntary liquidation, dissolution or winding up of Michigan Heritage Bancorp; (d) the conversion or exchange rights, if any, of shares of such series; (e) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights; (f) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions; (g) the voting powers, full or limited, if any, of the shares; (h) whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (i) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

COMMON STOCK

         Dividend Rights. Subject to any prior rights of any holders of preferred stock then outstanding, the holders of the common stock will be entitled to dividends when, as and if declared by our Board of Directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution. Funds for the payment of dividends by Michigan Heritage Bancorp are expected to be obtained primarily from dividends of Michigan Heritage Bank. There can be no assurance that we will have funds available for dividends, or that if funds are available, that dividends will be declared by our Board of Directors.

         Voting Rights. Subject to the rights, if any, of holders of shares of preferred stock then outstanding, all voting rights are vested in the holders of shares of common stock. Each share of common stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of Michigan Heritage Bancorp do not have cumulative voting rights.

         Preemptive Rights. Holders of common stock do not have preemptive rights.

         Liquidation Rights. Subject to any rights of any preferred stock then outstanding, holders of common stock are entitled to share on a pro rata basis in the net assets of Michigan Heritage Bancorp which remain after satisfaction of all liabilities.

         Transfer Agent. Registrar and Transfer Company, Cranford, New Jersey, serves as the transfer agent of our common stock.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

         The following provisions of our Articles of Incorporation and bylaws may delay, defer, prevent or make it more difficult for a person to acquire us or to change control of our Board of Directors, thereby reducing our vulnerability to an unsolicited takeover attempt.

         Classification of the Board of Directors. Our Articles of Incorporation provide for the Board of Directors to be divided into three classes of directors, each class to be as nearly equal in number as possible, and our bylaws provide that the number of directors shall be fixed by majority of the Board at no fewer than five nor more than twelve. Pursuant to the Articles of Incorporation, our directors have been divided into three classes. The term of each class of director is three years.
         Removal of Directors. Michigan law provides that, unless the Articles of Incorporation otherwise provide, shareholders may remove a director or the entire board of directors with or without cause. Our Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all our shares entitled to vote generally in the election of directors.

         Filling Vacancies on the Board of Directors. Our Articles of Incorporation provide that a new director chosen to fill a vacancy on our Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred.

         Nominations of Director Candidates. Our bylaws include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the bylaws provide certain procedures that must be followed. The shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of Michigan Heritage Bancorp at least ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.
         Certain Shareholder Action. Our Articles of Incorporation do not permit shareholder action to be taken by written consent by less than 100% of the total shares entitled to vote. In addition, our bylaws do not permit our shareholders to call a special meeting of shareholders or require that the Board call such a special meeting. Michigan law permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which our principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.
         Increased Shareholder Vote for Certain Matters. Our Articles of Incorporation provide that the affirmative vote or consent of holders not less than seventy-five percent (75%) of the outstanding shares of common stock shall be required: (a) to approve the merger or consolidation of us or any subsidiary;
(b) to authorize the sale or other disposition of all or substantially all of our assets or any subsidiary; (c) to authorize the issuance or transfer by us or any subsidiary of any of their respective voting securities to a beneficial owner of five percent (5%) or more of our voting securities; (d) to approve our dissolution; or (e) to amend our bylaws. Notwithstanding the foregoing, such 75% voting requirement shall not be required if the proposal has been approved and recommended by our Board of Directors. In addition, the affirmative vote of at least 75% of the outstanding shares of common stock is required to amend the sections of our Articles of Incorporation that provide for these supermajority voting requirements.

CERTAIN ANTI-TAKEOVER PROVISIONS
         Michigan Fair Price Act. Michigan's Fair Price Act establishes a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.
         The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (a) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (i) the market value of the shares, or (ii) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (b) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.
         Control Share Acquisitions. Michigan law regulates the acquisition of "control shares" of large public Michigan corporations, including us. A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33-1/3 percent or 50 percent. Under Michigan law, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. Michigan law does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. Michigan law entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, Michigan law confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our bylaws provide that we shall indemnify our present and past directors, executive officers, and such other persons as the Board of Directors may authorize, to the fullest extent permitted by law. The bylaws contain indemnification provisions concerning third party actions as well as actions in our right. The bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in our right) by reason of the fact that he or she (a) is or was a director or officer of us, or (b) while serving as such a director or officer, is or was serving at our request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or the best interests of our shareholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         With respect to derivative actions, the bylaws provide that we shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in its favor by reason of the fact that he or she (a) is or was a director or officer of us, or (b) while serving as such a director or officer, is or was serving at our request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or the best interests of our shareholders. No indemnification is provided in our bylaws in respect of any claim, issue or matter in which such person has been found liable to us except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

LIMITATION OF DIRECTOR LIABILITY
         Michigan law permits corporations to limit the personal liability of their directors in certain circumstances. Our Articles of Incorporation provide that our directors shall not be personally liable to us or to our shareholders for monetary damages for breach of the director's fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by Michigan law, currently including, without limitation, the following: (i) breach of the director's duty of loyalty to us or to our shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of the Michigan Business Corporation Act; and (iv) transactions from which the director derived an improper personal benefit.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         Our common stock is traded in the over-the-counter market and quotations are reported on the OTC Bulletin Board under the symbol "MHBC." There were approximately 70 holders of record as of December 31, 1998. Included among the 70 holders of record are investment firms with an undetermined number of clients owning our common stock. We distributed a 10% common stock dividend on June 15, 1998. We have not distributed cash dividends.

         The following table sets forth the quarterly high and low bid quotations per share during each of the four quarters in 1998 and 1997 (since the date of our public offering). These quotations reflect historical inter-dealer prices without retail mark-up, mark-down or commission, may not represent actual transactions, and are not adjusted to reflect the 10% stock dividend paid in the second quarter of 1998.


                                                 HIGH/LOW
                                                 --------
                  1999     3rd Quarter*          $7.00/$6.00(1)
                           2nd Quarter           $7.75/$5.75(1)
                           1st Quarter           $  9.88/$ 6.75(1)
                  1998     4th Quarter           $10.50/$  8.00(1)
                           3rd Quarter           $12.00/$  9.00(1)
                           2nd Quarter           $14.50/$12.00(2)
                           1st Quarter           $14.50/$10.75(2)


                  1997     4th Quarter           $13.00/$10.00(2)
                           3rd Quarter           $13.25/$  9.25(2)
                           2nd Quarter           $10.75/$  9.25(2)
                           1st Quarter           $10.75/$  9.75(2)


                  *        Through July 29, 1999


                  (1) As adjusted to reflect the 10% stock dividend paid in the second quarter of 1998.
                  (2) Not adjusted to reflect the 10% stock dividend paid in the second quarter of 1998.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission as required by the Exchange Act. This prospectus constitutes a part of a Registration Statement filed by Michigan Heritage Bancorp with SEC under the Securities Act of 1933. This prospectus omits certain of the information contained in the Registration Statement, and we refer you to the Registration Statement and related exhibits for further information with respect to Michigan Heritage Bancorp and the securities offered hereby. Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and in such instance we refer you to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

         You can obtain and copy the Registration Statement, including the Exhibits filed as a part thereof, at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Room 1400, 75 Park Place, New York New York 10007. You also can obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a World Wide Web site that contains reports, proxy and information statements that are filed electronically with the SEC. The address of the site is http://www.sec.gov.

                                     EXPERTS

         Our consolidated financial statements included in this Registration Statement have been audited by Plante & Moran LLP, independent accountants, for the periods indicated in their report thereon appearing in this Registration Statement. The consolidated financial statements audited by Plante & Moran LLP have been included in this Registration Statement in reliance on their report given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby is being passed upon for us by our legal counsel, Dykema Gossett PLLC, 400 Renaissance Center, Detroit, Michigan 48243.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies and guidelines. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on such statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, are included in our filings with the Securities and Exchange Commission.

                          INDEX TO FINANCIAL STATEMENTS


FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1998
Independent Auditors' Report....................................................................................F-1
Consolidated Balance Sheets as of December 31, 1998 and 1997....................................................F-2
Consolidated Statements of Operations for the years ended December 31, 1998, 1997 and 1996......................F-3
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996......................F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1998,
         1997 and 1996..........................................................................................F-5
Notes to Consolidated Financial Statements......................................................................F-6

FINANCIAL STATEMENTS FOR THE THREE-MONTHS ENDED MARCH 31, 1999 (UNAUDITED)
Consolidated Balance Sheets as of March 31, 1999 and 1998......................................................F-22
Consolidated Statements of Earnings for the three-months ended March 31, 1999 and 1998.........................F-23
Consolidated Statements of Cash Flows for the three-months ended March 31, 1999 and 1998.......................F-24
Consolidated Statements of Changes in Stockholders' Equity for the three-months ended
        March 31, 1999 and 1998................................................................................F-25
Notes to Consolidated Financial Statements.....................................................................F-26

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Michigan Heritage Bancorp, Inc.


         We have audited the consolidated balance sheet of Michigan Heritage Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of changes in stockholders' equity, operations and cash flows for each year in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michigan Heritage Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/S/ PLANTE & MORAN LLP
    Plante & Moran LLP
Birmingham, Michigan
January 20, 1999

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                                                              DECEMBER 31
                                                                                        ----------------------
                                                                                        1998              1997
                                                                                        ----              ----
ASSETS
Cash and Cash Equivalents
     Cash and due from banks........................................................  $    277          $   283
     Interest-bearing deposits with other banks ....................................     3,781            2,600
     Federal funds sold.............................................................     4,200            1,764
                                                                                      --------          -------
         Total cash and cash equivalents............................................     8,258            4,647
Investment Securities Held to Maturity (Note 2).....................................        --            8,565
Securities Available for Sale (Note 2)..............................................     8,233            5,236
Loans (Note 3)
     Commercial.....................................................................    75,968           30,506
     Direct financing leases (Note 5)...............................................     1,042               --
     Real estate  ..................................................................     3,444            1,703
     Installment  ..................................................................       137              118
     Home equity....................................................................     1,010              278
                                                                                      --------          -------
         Total loans................................................................    81,601           32,605
     Less allowance for loan losses (Note 4)........................................   (1,816)            (467)
                                                                                      --------            -----
         Net loans..................................................................    79,785           32,138
Bank Premises and Equipment (Note 6)................................................       453              384
Property on Operating Lease (Note 7)................................................     2,332               --
Deferred Income Taxes (Note 9)......................................................       590               --
Interest Receivable and Other Assets................................................       616              468
                                                                                      --------          -------
         Total assets...............................................................  $100,267          $51,438
                                                                                      ========          =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Deposits (Note 8):
         Interest-bearing...........................................................  $ 86,612          $40,403
         Noninterest-bearing  ......................................................     1,042              325
                                                                                      --------          -------
         Total deposits.............................................................    87,654           40,728
     Short-term borrowings..........................................................     1,750               --
     Interest payable and other liabilities.........................................       822              565
                                                                                      --------          -------
         Total liabilities..........................................................    90,226           41,293
Stockholders' Equity
     Preferred stock - No par value: Authorized - 500,000 shares;
         Issued and outstanding - None..............................................        --               --
     Common stock - No par value (Note 13):
         Authorized - 4,500,000 shares; Issued and outstanding - 1,265,000
         shares in 1998 and 1,150,000 shares in 1997................................    12,482           10,815
     Accumulated deficit............................................................   (2,450)            (670)
     Accumulated other comprehensive income (Note 1)................................         9               --
                                                                                      --------          -------
         Total stockholders' equity.................................................    10,041           10,145
                                                                                      --------          -------
         Total liabilities and stockholders' equity.................................  $100,267          $51,438
                                                                                      ========          =======

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                                        YEAR ENDED DECEMBER 31
                                                              ---------------------------------------
                                                              1998              1997             1996
                                                              ----              ----             ----
Interest Income
     Interest and fees on loans............................ $ 5,051           $ 1,132           $  --
     Interest and dividends on investments - Taxable.......     685               474              --
     Interest on federal funds sold........................     224               211              --
     Interest on deposits with other banks.................     146               103               1
         Total interest income.............................   6,106             1,920               1
Interest Expense - Interest on deposits....................   3,666             1,024              --
                                                            -------           -------              --
Interest Income - Before provision for loan losses.........   2,440               896               1
Provision for Loan Losses (Note 4).........................   1,349               467              --
                                                            -------           -------              --
     Net Interest Income...................................   1,091               429               1

Other Income
     Service charges on deposit accounts...................      72                 6              --
     Operating lease rental income (Note 7)................     515           -------              --
                                                            -------                --              --
         Total other income................................     587                 6              --
Other Expenses
     Salaries and employee benefits (Note 12)..............     901               512              43
     Occupancy of bank premises (Note 10)..................     125                73              14
     Processing............................................      45                26              --
     Supplies..............................................      44                23              --
     Marketing.............................................     115               112              --
     Equipment expense.....................................     118                86              --
     Depreciation on property for operating lease..........     443                --              --
     Professional fees.....................................     162                72              --
     Amortization..........................................       4                78              --
     Other expenses........................................      99                55              12
                                                            -------           -------           -----
         Total other expenses..............................   2,056             1,037              69
                                                            -------           -------           -----
Loss - Before income taxes and cumulative effect of change
     in accounting principle...............................    (378)             (602)            (68)
Income Tax Benefit (Note 9)................................    (331)               --              --
                                                            -------           -------           -----
Net Loss - Before cumulative effect of change in
     accounting principle..................................     (47)             (602)            (68)
Cumulative Effect of Expensing Organizational Costs -
   Net of tax benefit of $34...............................     (66)               --              --
                                                            -------           -------           -----
Net Loss................................................... $  (113)          $  (602)          $ (68)
                                                            =======           =======           =====

Loss Per Share (Note 18)
   Before cumulative effect of change in
      accounting principal................................. $ (0.04)          $ (0.57)          $  --
   Net loss................................................ $ (0.09)          $ (0.57)          $  --
Diluted Loss Per Share (Note 18)
   Before cumulative effect of change in
      accounting principal................................. $ (0.04)          $ (0.57)          $  --
   Net loss................................................ $ (0.09)          $ (0.57)          $  --

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                                                           YEAR ENDED DECEMBER 31
                                                                                ---------------------------------------
                                                                                 1998              1997            1996
                                                                                -----              ----            ----
Cash Flows from Operating Activities
     Net loss .............................................................   $   (113)        $   (602)        $    (68)
     Adjustments to reconcile net loss to net cash from
         operating activities:
         Depreciation and amortization ....................................        545               73               --
         Provision for loan losses ........................................      1,349              467               --
         Deferred income taxes ............................................       (580)              --               --
         Cumulative effect of change in accounting principle ..............         66               --               --
         Amortization and accretion of securities .........................        (83)            (253)              --
     Changes in assets and liabilities:
         Increase in accrued interest receivable and other assets .........       (229)            (324)            (144)
         Increase in accrued interest payable and other liabilities .......        257              508               57
                                                                              --------         --------         --------
                 Net cash provided by (used in) operating activities ......      1,212             (131)            (155)

Cash Flows from Investing Activities
   Proceeds from maturities of available-for-sale securities ..............     16,000               --               --
   Purchase of available-for-sale securities ..............................    (18,935)          (5,236)              --
   Proceeds from maturities of held-to-maturity securities ................      8,600            7,600               --
   Purchase of held-to-maturity securities ................................         --          (15,912)              --
   Increase in loans ......................................................    (48,996)         (32,605)              --
   Operating lease equipment ..............................................     (2,775)              --               --
   Premises and equipment expenditures ....................................       (171)            (424)             (33)
                                                                              --------         --------         --------
                 Net cash used in investing activities ....................    (46,277)         (46,577)             (33)

Cash Flows from Financing Activities
     Net increase in interest-bearing and noninterest-bearing
         demand accounts ..................................................      7,448            2,395               --
     Net increase in time certificates ....................................     39,478           38,333               --
     Proceeds from short-term borrowings ..................................      1,750               --               --
     Proceeds from related party notes payable ............................         --               10              255
     Payments on related party notes payable ..............................         --             (265)              --
     Proceeds from public stock offering ..................................         --           10,815               --
                                                                              --------         --------         --------
                 Net cash provided by financing activities ................     48,676           51,288              255
                                                                              --------         --------         --------
Net Increase in Cash and Cash Equivalents .................................      3,611            4,580               67
Cash and Cash Equivalents - Beginning of year .............................      4,647               67               --
                                                                              --------         --------         --------
Cash and Cash Equivalents - End of year ...................................   $  8,258         $  4,647         $     67
                                                                              ========         ========         ========

Supplemental Cash Flow and Noncash Information
     Cash paid for:
         Interest .........................................................   $  3,656         $    642         $     --
         Income taxes .....................................................        230             --                 --
     Stock dividend (Note 14) .............................................      1,667             --                 --

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                                                     ACCUMULATED
                                          COMMON                                       OTHER
                                          SHARES      CAPITAL      ACCUMULATED     COMPREHENSIVE
                                        OUTSTANDING    STOCK         DEFICIT           INCOME          TOTAL
                                        -----------   -------      -----------     -------------       -----
Balance - Inception...................         --     $    --       $     --         $        --      $    --
Issuance of common stock..............          1          --             --                  --           --
Comprehensive loss - Net loss.........         --          --            (68)                 --          (68)
                                               --          --       --------                  --      -------
Balance - December 31, 1996...........          1          --            (68)                 --          (68)

Public stock offering.................  1,150,000      11,500             --                  --       11,500
Retirement of initial share...........        (1)          --             --                  --           --
Stock offering costs..................         --       (685)             --                  --         (685)
Comprehensive loss - Net loss.........         --          --           (602)                 --         (602)
                                               --          --       --------                  --      -------
Balance - December 31, 1997...........  1,150,000      10,815           (670)                 --       10,145

Comprehensive loss:
     Net loss.........................         --          --           (113)                 --         (113)
     Change in net unrealized
     gain on securities available
     for sale, net of tax effect of
     $5 (Note 1)......................         --          --             --                   9            9
                                                                                                            -
Total comprehensive loss..............                                                                   (104)
Stock dividend (Note 13)..............    115,000       1,667         (1,667)                 --           --
                                          -------     -------       --------         -----------      -------
Balance - December 31, 1998...........  1,265,000     $12,482       $ (2,450)        $         9      $10,041
                                        =========     =======       ========         ===========      =======

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization - Michigan Heritage Bancorp, Inc. (the "Corporation") was incorporated in 1989, but remained dormant until 1996. The Corporation became active to operate a new bank, Michigan Heritage Bank (the "Bank") in Novi, Michigan. The Corporation raised funds through a public stock offering in February 1997 and began operations in March 1997. Basis of Presentation - The accounting and reporting policies of Michigan Heritage Bancorp, Inc. and its subsidiary conform to generally accepted accounting principles. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. The 000s have been omitted in tabular presentations.

         Principles of Consolidation - The consolidated financial statements include the accounts of Michigan Heritage Bancorp, Inc. and its wholly owned subsidiary, Michigan Heritage Bank. All significant intercompany accounts and transactions have been eliminated upon consolidation.

         Nature of Operations - Michigan Heritage Bank conducts full-service commercial and consumer banking and provides other financial products and services through its main office to communities in Wayne and Oakland counties. The Bank has a lending concentration to companies who operate hospitals. Loans to these companies were 18 percent and 16 percent of total loans at December 31, 1998 and 1997, respectively. Cash Equivalents - Cash equivalents include cash on hand and amounts due from banks.

         Securities - Securities are classified as held to maturity when management has the intent and ability to hold to maturity. Held-to-maturity securities are reported at amortized cost. All other securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses, net of related deferred income taxes, included in stockholders' equity. Loan Interest and Fee Income - Loans are generally reported at the principal amount outstanding. Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid interest accrued is reversed. Interest accruals are generally resumed when all delinquent principal and/or interest has been brought current or the loan becomes both well-secured and in the process of collection.

         Lease Financing - The Bank uses the finance method of accounting for direct lease contracts. Under this method of accounting, a receivable is recorded for the present value of lease payments due and estimated residual values. Lease income, represented by the excess of the total contract receivable plus estimated equipment residual value over the cost of the equipment, is recorded over the terms of the lease at a level rate of return on the unrecovered net investment. Operating Lease - Certain equipment is leased under an operating lease that expires in two years. There is a renewal option that may extend the operating lease an additional 12 months. Lease income is recognized straight-line over the term of the lease as payments are due. Depreciation on leased assets is computed using the straight-line method over the lease term to the Bank's estimate of the residual value of the property at the end of the lease.

         Allowance for Possible Loan Losses - The allowance for possible loan losses is maintained at a level considered by management to be adequate to absorb losses inherent in existing loans and loan commitments. The adequacy of the allowance is based on evaluations that take into consideration such factors as prior loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific impaired or problem loans and commitments, and current and anticipated economic conditions that may affect the borrower's ability to pay. SUBJECT TO THE EXCEPTIONS SET FORTH IN THE NEXT SENTENCE, A LOAN IS CHARGED-OFF IF IT BECOMES 90 DAYS OR MORE PAST DUE. A LOAN 90 DAYS OR MORE PAST DUE MAY NOT BE CHARGED-OFF IF (A) A SALE OF THE UNDERLYING COLLATERAL IS PENDING, (B) THE OBLIGATION BECOMES GUARANTEED BY A THIRD PARTY, (C) ADDITIONAL COLLATERAL IS ADDED TO SECURE THE LOAN, OR (D) THE LOAN HAS BECOME PAST DUE BECAUSE OF AN INTERRUPTION IN THE SERVICING OF A LOAN BY A THIRD PARTY.

         Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the useful lives of the properties. Leasehold improvements are amortized over the terms of their respective leases or the estimated useful lives of the improvements, whichever is shorter.

         Short-term Borrowings - The Bank includes federal funds purchased in short-term borrowings. Federal funds purchased generally mature in one to four days.

         Earnings Per Share - Earnings per share is based on the weighted average number of shares outstanding in each period and is retroactively adjusted for stock dividends. Fully diluted earnings per share are based on weighted average shares outstanding assuming the exercise of the dilutive stock options. The effects of unexercised stock options in 1998 and 1997 are not dilutive and have not been considered.

         Stock Options - The Corporation has two stock option plans (see Note
11). Options granted are accounted for using the intrinsic value method, under which compensation expense is recorded at the amount by which the market price of the underlying stock at the grant date exceeds the exercise price of an option. Under the Corporation's plans, the exercise price on all of the options granted equals or exceeds the fair value of the stock at the grant date. Accordingly, no compensation cost is recorded as a result of stock options awarded under the plans. Other Comprehensive Income - The Corporation adopted SFAS No. 130, Reporting Comprehensive Income, as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on available-for-sale securities, along with net income, are components of comprehensive income.

         The adoption of SFAS No. 130 had no effect on the Corporation's net income or stockholders' equity. Accumulated other comprehensive income at December 31, 1998 is comprised solely of unrealized gains on available-for-sale securities, net of tax of $5,000.

         Accounting Change - In the fourth quarter of the year ended December 31, 1998, the Corporation adopted Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. This SOP requires that the costs of start-up activities, including organization costs, should be expensed as incurred. The adoption of this SOP resulted in the Corporation recording a pretax charge of $100,000 and is reflected as a reduction in other assets.

         Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - SECURITIES

         The amortized cost and estimated market value of investment securities are as follows:


                                                                            1998
                                            --------------------------------------------------------------
                                                               GROSS           GROSS         ESTIMATED
                                            AMORTIZED        UNREALIZED     UNREALIZED         MARKET
                                              COST             GAINS           LOSSES          VALUE
                                            ---------        ----------     ----------       ---------
Available-for-sale securities -
U.S. Treasury securities and obligations
     of U.S. government corporations
     and agencies...........................   $8,219             $ 22          $  8          $8,233

                                                                          1997
                                            --------------------------------------------------------------
                                                               GROSS           GROSS         ESTIMATED
                                            AMORTIZED        UNREALIZED     UNREALIZED         MARKET
                                              COST             GAINS           LOSSES          VALUE
                                            ---------        ----------     ----------       ---------
Held-to-maturity securities -
U.S. Treasury securities and obligations
      of U.S. government corporations
     and agencies...........................   $8,565            $   2          $ --          $8,567

Available-for-sale securities -
Corporate bonds.............................   $5,236            $  --          $ --          $5,236


         The amortized cost and estimated market value of securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities. Issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                  AVAILABLE-FOR-SALE
                                                                       --------------------------------------
                                                                       AMORTIZED                  ESTIMATED
                                                                         COST                    MARKET VALUE
                                                                       ---------                 ------------
         Due in one year or less..................................      $5,207                     $ 5,199
         Due after one year through five years....................          --                          --
         Due after five years through ten years...................       2,011                       2,014
         Due after ten years......................................       1,001                       1,020
                                                                        ------                     -------
            Total.................................................      $8,219                     $ 8,233
                                                                        ======                     =======


         Securities having a carrying and market value of $2,392,000 and $2,390,000, respectively, were pledged at December 31, 1998 for purposes required by law.

NOTE 3 - LOANS

         No directors or executive officers of the Corporation were loan customers of the subsidiary bank during 1998. Final loan maturities and rate sensitivity of the loan portfolio at December 31, 1998 are as follows:


                                                      WITHIN ONE    ONE TO FIVE        AFTER FIVE
                                                         YEAR          YEARS             YEARS          TOTAL
                                                         ----          -----             -----          -----
Commercial........................................     $28,262        $47,344         $   362        $75,968
Direct financing lease............................         114            565             363          1,042
Real estate.......................................         607          2,120             717          3,444
Installment.......................................          58             79              --            137
Home equity.......................................         373            539              98          1,010
                                                       -------        -------         -------        -------
     Total........................................     $29,414        $50,647         $ 1,540        $81,601
                                                       =======        =======         =======        =======

Loans at fixed interest rates.....................     $25,427        $50,143         $ 1,392        $76,962
Loans at variable interest rates..................       3,987            504             148          4,639
                                                       -------        -------         -------        -------
     Total........................................     $29,414        $50,647         $ 1,540        $81,601
                                                       =======        =======         =======        =======


NOTE 4 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

         A summary of the activity in the allowance for possible loan losses
(ALL) is as follows:

                                                                       1998          1997
                                                                       ----          ----
                  Balance - Beginning of year......................  $  467        $   --
                  Provision charged to operations..................   1,349           467
                  Loan losses......................................      --            --
                  Loan loss recoveries.............................      --            --
                                                                     ------        ------
                  Balance - End of year............................  $1,816        $  467
                                                                     ======        ======
                  As a percent of total loans......................    2.23%         1.43%



         The Corporation considers a loan impaired when it is probable that all interest and principal will not be collected in accordance with the contractual terms of the loan agreement. Consistent with this definition, all nonaccrual and reduced rate loans (with the exception of residential mortgages and consumer loans) are considered impaired.

         The recorded investment in impaired loans was $2,096,000 and $0 at December 31, 1998 and 1997, respectively. The average recorded investment in impaired loans during 1998 was insignificant. Included in the impaired loan total were $2,096,000 of impaired loans for which the specific allowance for possible loan losses was $820,000 at December 31, 1998.

NOTE 5 - DIRECT FINANCING LEASES

         The following lists the components of the net investment in direct financing leases as of December 31, 1998:

                  Minimum lease payments receivable.................................              $ 1,164
                  Estimated residual values of leased property (unguaranteed).......                  211
                  Less unearned income..............................................                 (333)
                                                                                                  -------
                  Net investment in direct financing leases.........................              $ 1,042
                                                                                                  =======


         The following is a schedule by years of minimum future rentals on direct financing leases as of December 31, 1998:

                                    1999.........................  $   166
                                    2000.........................      166
                                    2001.........................      166
                                    2002.........................      166
                                    2003.........................      166
                                    Thereafter...................      334
                                                                   -------
                                    Total........................  $ 1,164
                                                                   =======


NOTE 6 - BANK PREMISES AND EQUIPMENT

         Bank premises and equipment at December 31, 1998 and 1997 consisted of the following:

                                                               1998             1997
                                                               ----             ----
                  Buildings and improvements................   $ 42             $ 42
                  Furniture and equipment  .................    586              415
                                                               ----             ----
                       Total................................    628              457
                  Less accumulated depreciation ............    175               73
                                                               ----             ----
                  Net carrying amount.......................   $453             $384
                                                                                ====


NOTE 7 - PROPERTY FOR OPERATING LEASES

         The Bank leased equipment to a customer under an operating lease in 1998. The lease expires in 2000 and minimum future rentals on the noncancelable lease at December 31, 1998 are as follows:


                                    1999...........     $1,236
                                    2000...........        721
                                                        ------
                                        Total......     $1,957
                                                        ======

NOTE 8 - DEPOSITS

         The following is a summary of the distribution of deposits at December 31, 1998 and 1997:



                                                                1998          1997
                                                                ----          ----
                  Noninterest-bearing - Demand.............   $ 1,042      $   325
                                                              =======      =======

                  Interest-bearing:
                      NOW accounts.........................   $ 6,022      $   981
                      Savings..............................        10          111
                      Money market demand..................     2,769          978
                      Time:
                           $100,000 and over...............    23,769       11,256
                           Under $100,000..................    54,042       27,077
                                                              -------      -------
                  Total interest-bearing...................   $86,612      $40,403
                                                              =======      =======



         The remaining maturities of time deposits at December 31, 1998 are as follows:

                                                              UNDER      $100,000 AND
                                                             $100,000       AND OVER
                                                             --------     ------------
                           1999....................          $ 42,135     $ 16,614
                           2000....................             8,487        2,497
                           2001....................             3,105        2,578
                           2002....................               198           --
                           2003....................               117        2,080
                                                             --------     --------
                               Total...............           $54,042     $ 23,769
                                                             ========     ========


NOTE 9 - INCOME TAXES

         Michigan Heritage Bancorp, Inc. and its subsidiary file a consolidated federal income tax return. The following is a summary of the provision for income taxes for the years ended December 31:

                                                                1998     1997      1996
                                                                ----     ----      ----
                  Current                                      $  230   $  --     $  --
                  Deferred credit                                (595)     --        --
                                                               ------    ----     -----
                  Total income tax benefit                       (365)     --        --
                  Less amount allocated to
                           cumulative effect                       34      --        --
                                                               ------   -----     -----
                  Net income tax benefit                       $ (331)  $  --     $  --
                                                               ======   =====     =====

         The following is a reconciliation of the statutory federal income tax benefit to the Corporation's effective tax benefit for the years ended December 31:


                                                      1998      1997       1996
                                                      ----      ----       ----
         Income tax at statutory rate.............   $ (129)    $(204)     $ (21)
         Change in the valuation allowance........     (225)      204         21
         Other....................................       23        --         --
                                                     ------     -----      -----
         Net income tax benefit...................   $(331)     $  --      $  --
                                                     ======     =====      =====



         Deferred income taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Corporation's assets and liabilities. The source of such temporary differences and the resulting net tax expense are as follows:


                                                          1998         1997         1996
                                                          ----         ----         ----
         Net operating loss carry forward...........    $   62        $ (62)       $  --
         Provision for loan loss....................      (444)        (145)          --
         Start-up costs.............................         8          (13)         (21)
         Organization costs.........................       (27)          --           --
         Accretion..................................        (3)          14           --
         Original issue discount....................        (1)           5           --
         Lease financing............................        50           --           --
         Other......................................       (15)          (3)          --
         Increase (decrease) in valuation allowance       (225)         204           21
                                                        ------        -----           --
              Total deferred income tax benefit......   $ (595)       $  --        $  --
                                                        ======        =====        =====


         The temporary differences that comprise deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                                       1998           1997
                                                                       ----           ----
         Deferred tax assets:
              Net operating loss carryforward......................   $  --          $  62
              Provision for loan loss..............................     589            145
              Start-up costs.......................................      26             34
              Organizational costs.................................      27             --
              Other................................................      18              3
                                                                      -----          -----
              Total deferred tax assets............................     660            244
         Valuation allowance for deferred tax assets...............      --           (225)
         Deferred tax liabilities:
              Accretion............................................     (11)           (14)
              Lease financing......................................     (50)            --
              Unrealized gain on securities........................      (5)            --
              Original issue discount..............................      (4)            (5)
                                                                      -----          -----
                  Total deferred tax liabilities...................     (70)           (19)
                                                                      -----          -----
         Net deferred tax asset....................................   $ 590          $  --
                                                                      =====          =====

A valuation allowance for deferred tax assets is required when it is more likely than not that some or all of the deferred tax assets will not be realized. From its inception through 1997, a valuation allowance for the full amount of the deferred tax asset had been recognized because of the losses the Bank had incurred and uncertainty as to the amount of taxable income that could be generated in future years. Due in large part to the growth in the Bank's deposit base and its loan portfolio, management concluded that it could generate future taxable income sufficient to enable the Bank to realize all of its deferred tax assets within the carryforward period. Accordingly, no valuation allowance was recorded at December 31, 1998.

NOTE 10 - OPERATING LEASE

         The Corporation has entered into a lease commitment for an office building. Rental expense charged to operations was $45,000 and $35,000 for the years ended December 31, 1998 and 1997, respectively. In 1998, the Corporation entered into two additional lease commitments for office buildings, which begin in 1999. The future minimum lease payments are as follows:


                                    1999..........   $  204
                                    2000..........      326
                                    2001..........      326
                                    2002..........      304
                                    2003..........      281
                                                     ------
                                        Total.....   $1,441
                                                     ======



NOTE 11 - STOCK OPTION PLANS

         The Corporation has two stock option plans. Options may be granted to certain directors and employees at not less than the market price of the Corporation's stock on the date of the grant. The options granted are exercisable immediately, or vest over one to three years. Under the director plan, a maximum of 66,000 options to purchase shares may be granted that expire in seven years, subject to certain cancellation provisions related to service. Under the employee plan, a maximum of 44,000 options to purchase shares may be granted that expire in 10 years, subject to certain cancellation provisions related to employment. At December 31, 1998, 9,900 shares under the director and 3,400 shares under the employee plan were available for future option grants. The following table summarizes stock option transactions and the related average exercise prices for the last two years.

                                                                        1998                      1997
                                                              ----------------------     -----------------------
                                                                           WEIGHTED                    WEIGHTED
                                                                            AVERAGE                    AVERAGE
                                                                NUMBER     EXERCISE       NUMBER       EXERCISE
                                                              OF SHARES     PRICE        OF SHARES      PRICE
                                                              ---------    --------      ---------     --------
     Options outstanding at beginning of year..............      93,500     $ 9.10             --       $   --
     Options granted.......................................       3,200      10.24         93,500         9.10
     Options exercised.....................................          --         --             --           --
     Options forfeited.....................................          --         --             --           --
     Options outstanding at end of year....................      96,700       9.14         93,500         9.10
     Exercisable at end of year............................      69,025       9.10         55,075         9.10

     Weighted average estimated fair value of options
            granted during the year........................     $  4.35                   $  4.29

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the options granted for the following:

                                                              1998              1997
                                                              ----              ----
                           Dividend yield                       --                --
                           Expected average life (years)      10.0               7.9
                           Volatility                           30%               28%
                           Risk-free interest rate             5.8%              6.0%


         At December 31, 1998, options outstanding have exercise prices between $10.00 and $11.38 per share and a weighted average remaining contractual life of
6.4 years.

         The Corporation accounts for its option plans using the intrinsic value method. The table below displays pro forma amounts for net loss and net loss per common share assuming the fair value method of accounting had been used, which reflects additional compensation cost for option grants based on the value of the options granted:

                                                        1998                              1997
                                            -------------------------           ------------------------
                                             NET     BASIC    DILUTED            NET    BASIC    DILUTED
                                            LOSS      EPS       EPS             LOSS     EPS       EPS
                                            ----     ----     -------           ----    -----    -------
                  As reported.............  $(113)   $(0.09)  $(0.09)           $(602)  $(0.57)  $(0.57)
                  Pro forma...............  $(153)   $(0.12)  $(0.12)           $(839)  $(0.80)  $(0.80)


         The effect of unexercised stock options is antidilutive and has not been considered in the diluted EPS calculation.

NOTE 12 - EMPLOYEE BENEFIT PLANS

         The Bank has a 401(k) plan that is a defined contribution savings plan for employees. Employer contributions are discretionary and are determined annually by the Board of Directors. Employer contributions were accrued for the year ended December 31, 1998 in the amount of $12,000. There were no employer contributions during the year ended December 31, 1997.

NOTE 13 - COMMON STOCK

         In April 1998, the Corporation declared a 10 percent stock dividend. Accordingly, all applicable per share amounts for periods presented have been retroactively adjusted to reflect the transaction.

NOTE 14 - FINANCIAL INSTRUMENTS

         Fair Values of Financial Instruments - The carrying amounts and estimated fair values of financial instruments are presented below. Certain assets, the most significant being premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, deposit base and other customer relationship intangibles are not considered financial instruments and are not discussed below. Accordingly, this fair value information is not intended to, and does not, represent the underlying value of the Corporation. Many of the assets and liabilities subject to disclosure requirements are not actively traded, requiring fair value to be estimated by management.

These estimates necessarily involve the use of judgment about a wide variety of factors, including, but not limited to, relevancy of market prices of comparable instruments, expected future cash flows and appropriate discount rates.

                                                             1998                      1997
                                                     ------------------------------------------------
                                                     CARRYING    ESTIMATED    CARRYING    ESTIMATED
                                                      AMOUNT     FAIR VALUE    AMOUNT     FAIR VALUE
                                                     --------    ----------    ------     ----------
Assets:
     Cash and equivalents...........................   $ 8,258     $ 8,258      4,647      $ 4,647
     Securities.....................................     8,233       8,233     13,801       13,801
     Loans    ......................................    79,785      80,302     32,138       32,323
     Other    ......................................       476         476        304          304
Liabilities:
     Deposits.......................................    87,654      87,994     40,728       40,830
     Short-term borrowings..........................     1,750       1,750         --           --
     Other    ......................................       393         393        382          382


         The terms and short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include cash and due from banks, interest-bearing deposits in banks, federal funds sold, federal funds purchased and accrued interest receivable and payable. The following methods and assumptions were used by Michigan Heritage Bancorp, Inc. to estimate the fair values of the remaining classes of financial instruments: Securities are valued based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         For variable rate loans that reprice frequently, fair values are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         The fair values of demand deposits, savings accounts and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.

         The fair values of loan commitments and standby letters of credit, valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles, are not considered material.

         Off-balance-sheet Items - The Bank is party to financial instruments in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated balance sheet. Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Fees from issuing these commitments to extend credit are recognized over the period to maturity. Since a portion of the commitments is expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer.

         Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those items. The Bank generally requires collateral to support such financial instruments in excess of the contractual notional amount of those instruments.

         The Bank had outstanding loan origination commitments and guarantees written aggregating $49,200,000 and $12,425,000 at December 31, 1998 and 1997, respectively, on which $22,700,000 and $3,901,000, respectively, were outstanding at year end and were included in the consolidated balance sheet.

NOTE 15 - RESTRICTIONS ON DIVIDENDS

         Dividends paid by the Corporation would be provided by dividends from its subsidiary bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The approval of the Bank's respective primary regulator is required for the Corporation's subsidiary bank to pay dividends in excess of regulatory limitations.

NOTE 16 - REGULATORY MATTERS

         The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.

         For 1998 and 1997, since the Bank is considered a de novo or start-up bank, the minimum Tier 1 leverage ratio is 9.0 percent. Normally, to be considered adequately capitalized, the Bank must maintain a Tier 1 leverage ratio of 4.0 percent. As of December 31, 1998, the most recent notification from the Bank's regulators categorized the Bank as well-capitalized under the regulatory framework. The regulations define well-capitalized levels of total capital, Tier 1 and Tier 1 leverage as 10.0 percent, 6.0 percent and 5.0 percent, respectively. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

         Capital and risk-based capital and leverage ratios for the Bank are shown below:

                                                                       AMOUNTS       RATIO
                                                                       -------       -----
         December 31, 1998:
                  Total Capital (to Risk-weighted Assets)              $9,400         10.9%
                  Tier 1 Capital (to Risk-weighted Assets)             $8,321          9.6%
                  Tier 1 Capital (to Average Assets)                   $8,321          9.1%
         December 31, 1997:
                  Total Capital (to Risk-weighted Assets)              $7,614         21.0%
                  Tier 1 Capital (to Risk-weighted Assets)             $7,162         19.8%
                  Tier 1 Capital (to Average Assets)                   $7,162         30.0%


NOTE 17 - PARENT-ONLY FINANCIAL STATEMENTS

         The following condensed financial information presents the financial condition of Michigan Heritage Bancorp, Inc. (the "Parent") only, along with the results of its operations and its cash flows. The Parent has recorded its investment in the Bank at cost, less the undistributed loss of the Bank since it was formed. The Parent recognizes undistributed losses of the Bank as a noninterest income (expense). The Parent-only financial information should be read in conjunction with the Corporation's consolidated financial statements.

         The condensed balance sheet at December 31 is as follows:

                                                                                    1998          1997
                                                                                    ----          ----
         Assets:
         Cash and cash equivalents
              Cash and deposits at subsidiary bank..........................    $      1       $     4
              Interest-bearing deposits with other banks....................       1,073           286
                                                                                --------       -------
                  Total cash and equivalents................................       1,074           290
                                                                                --------       -------
         Investment securities held to maturity.............................          --         2,579
         Investment in Subsidiary...........................................       8,701         7,162
         Interest receivable and other assets...............................         266           114
                                                                                --------       -------
                  Total assets..............................................    $ 10,041       $10,145
                                                                                ========       =======

         Liabilities and Stockholders' Equity:
         Liabilities - interest payable and other liabilities...............    $     --            --
         Stockholders' equity...............................................      10,041        10,145
                                                                                --------       -------
                  Total liabilities and stockholders' equity................    $ 10,041       $10,145
                                                                                ========       =======

         The condensed statement of operations for the years ended December 31, 1998 and 1997 is as follows:

                                                                                    1998      1997
                                                                                    ----      ----
         Operating income:
         Interest and dividends on investments - taxable........................  $  106    $   95
         Interest on deposits with other banks..................................      25        26
              Total operating income............................................     131       121
         Operating expenses:....................................................      39        35
                                                                                  ------    ------
         Income before income taxes, equity in loss of subsidiary
              and cumulative effect of change in accounting principle...........      92        86
         Income tax expense.....................................................      14        --
                                                                                      --        --
         Income before equity in loss of subsidiary and cumulative
              effect of change in accounting principle..........................      78        86
         Equity in loss of subsidiary...........................................   (125)      (688)
                                                                                  ------    ------
         Loss before cumulative effect of change in accounting principle........    (47)      (602)
         Cumulative effect of expensing organization costs, net of tax
              effect of $34.....................................................    (66)        --
                                                                                  ------        --
         Net Loss...............................................................  $(113)    $ (602)
                                                                                  ======    ======

         The condensed statement of cash flows for the years ended December 31, 1998 and 1997 is as follows:

                                                                                   1998       1997
                                                                                   ----       ----
         Cash Flows from Operating Activities:
              Net loss.......................................................... $ (113)   $  (602)
              Adjustments to reconcile net loss to net cash from operating activities:
                  Equity in loss of subsidiary..................................    125        688
                  Change in accounting principle................................     66         --
                  Amortization and accretion of securities......................    (21)       (90)
                  Amortization of organizational costs..........................     20         19
                  Net change in other assets....................................   (243)        44
                  Net change in other liabilities ..............................     --        (57)
              Net cash provided by (used in) operating activities...............   (166)         2
                                                                                 ------    -------

         Cash Flows from Investing Activities
              Investment in bank subsidiary..................................... (1,650)    (7,850)
              Proceeds from maturities of held-to-maturity securities...........  2,600        600
              Purchase of held-to-maturity securities...........................     --     (3,089)
         Net cash provided by (used in) investing activities....................    950    (10,339)
                                                                                 ------    -------

         Cash Flows from Financing Activities
              Proceeds from related party notes payable.........................     --         10
              Payments on related party notes payable...........................     --      (265)
              Proceeds from public stock offering...............................     --     10,815
         Net cash provided by financing activities..............................     --     10,560
                                                                                 ------     ------

         Net Increase in Cash and Cash Equivalents..............................    784        223
         Cash and Cash Equivalents - Beginning of year..........................    290         67
                                                                                 ------    -------
         Cash and Cash Equivalents - End of year................................ $1,074    $   290
                                                                                 ======    =======

NOTE 18 - EARNINGS PER SHARE

         Basic earnings per share data is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share reflects the earnings available to each share of common stock outstanding during the reporting period adjusted for dilutive potential common shares for stock options outstanding. In 1998 and 1997, outstanding stock options have not been included in the calculation of diluted weighted average shares outstanding because they would be antidilutive.

                                                                         1998             1997              1996
                                                                         ----             ----              ----
         Net loss before cumulative effect of change in
              accounting principle................................. $      (47)       $     (602)        $   (68)
         Cumulative effect of expensing organizational
              costs, net of tax benefit of $34.....................        (66)               --              --
                                                                    ----------        ----------         -------
         Net loss.................................................. $     (113)       $     (602)        $   (68)
                                                                    ==========        ==========         =======

         Average common shares outstanding......................     1,265,000         1,051,329               1

         Loss per share before cumulative effect of change
              in accounting
              principle:
              Basic...............................................   $   (0.04)       $    (0.57)        $    --
              Diluted.............................................   $   (0.04)       $    (0.57)        $    --
         Cumulative effect per share of expensing organizational
              costs, net of tax benefit of $34:
              Basic...............................................   $   (0.05)       $       --         $    --
              Diluted.............................................   $   (0.05)       $       --         $    --
         Loss per share:
              Basic...............................................   $   (0.09)       $    (0.57)        $    --
              Diluted.............................................   $   (0.09)       $    (0.57)        $    --

   FINANCIAL STATEMENTS FOR THE THREE-MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                                                        MARCH 31
                                                                                 ----------------------
ASSETS                                                                             1999          1998
                                                                                 ---------     --------
Cash and due from banks, noninterest bearing .................................   $     514     $    353
Interest bearing deposits with banks .........................................       4,780        2,864
Federal funds sold ...........................................................       9,450        3,800
                                                                                 ---------     --------
     Cash and cash equivalents ...............................................      14,744        7,017
U.S. Treasury and agency securities ..........................................       4,995        5,557
Other securities and stock ...................................................         294        5,237
                                                                                 ---------     --------
     Total investments .......................................................       5,289       10,794
Loans, gross .................................................................      84,160       40,444
   Less: allowance for loan losses ...........................................       1,563          564
                                                                                 ---------     --------
     Net loans ...............................................................      82,597       39,880
Leasehold improvements, net ..................................................         102           33
Furniture & equipment, net ...................................................         462          329
Operating lease equipment, net ...............................................       2,066            0
                                                                                 ---------     --------
     Total fixed assets ......................................................       2,630          362
Accrued interest receivable ..................................................         544          252
Other assets .................................................................         799          183
                                                                                 ---------     --------
     Total other assets ......................................................       1,343          435
                                                                                 ---------     --------
     Total assets ............................................................   $ 106,603     $ 58,488
                                                                                 =========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Total deposits ...............................................................   $  95,847     $ 47,741
Other liabilities ............................................................         610          531
                                                                                 ---------     --------
     Total liabilities .......................................................      96,457       48,272
Stockholders' Equity
     Preferred stock--no par value; 500,000 shares authorized; none issued ...           0            0
     Common stock--no par value; 4,500,000 shares authorized; shares issued and outstanding--1,265,000 shares effective June 15, 1998, and
         1,150,000 shares prior to June 15, 1998 .............................      12,482       10,815
     Retained deficit ........................................................      (2,336)        (598)
     Unrealized gain/(loss) on securities available for sale .................           0           (1)
                                                                                 ---------     --------
     Total stockholders' equity ..............................................      10,146       10,216
                                                                                 ---------     --------
         Total liabilities and stockholders' equity ..........................   $ 106,603     $ 58,488
                                                                                 =========     ========

Total loan loss reserve ratio ................................................        1.86%        1.39%
Total loan to deposit  ratio .................................................          88%          85%

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                          THREE MONTHS ENDED MARCH 31,
                                                                1999        1998
                                                            ----------   ----------
OPERATING INCOME:
Interest income .........................................   $    2,112   $    1,121
Interest expense ........................................        1,258          642
                                                            ----------   ----------
     Net interest income before provision for loan losses          854          479
Less  provision for loan losses .........................          367           97
                                                            ----------   ----------
     Net interest income after provision for loan losses           487          382
Operating lease income ..................................          309            0
Gain on sale of loans ...................................          215            0
Other income ............................................           20           21
                                                            ----------   ----------
     Total other operating income .......................          544           21
                                                            ----------   ----------
     Total operating income .............................        1,031          403

OTHER OPERATING EXPENSE:
Salaries & employee benefits ............................          320          180
Occupancy expense .......................................           39           21
Equipment expense .......................................          304           26
Data processing expense .................................           14            8
Insurance expense .......................................            5            4
Advertising/promotion expense ...........................           44           33
Office supplies and printing expense ....................            9            4
Professional fees .......................................           69           22
Organization amortization expense .......................            0            6
Other expense ...........................................           54           26
                                                            ----------   ----------
     Total other operating expense ......................          858          330
                                                            ----------   ----------
         Net operating income ...........................          173           73
Provision for federal income taxes ......................           59            0
                                                            ----------   ----------
         Net income .....................................   $      114   $       73
                                                            ==========   ==========

Per Common Share Data (actual):*
Average primary number of shares outstanding ............    1,265,000    1,265,000
Average diluted number of shares outstanding ............    1,265,000    1,308,008

Net income per primary share ............................   $     0.09   $     0.06
Net income per diluted share ............................   $     0.09   $     0.06

------------------
* Common shares outstanding and per share amounts have been restated for 1998 to reflect a 10 percent stock dividend declared on April 16, 1998.

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS ENDED MARCH 31,
                                                                ----------------------------
                                                                      1999       1998
                                                                    --------    -------
Operating activities:
     Net income ................................................... $    114    $    73
     Adjustments to reconcile net income to net cash provided in operating activities:
         Discount accretion and premium amortization of
         investment securities ....................................      (10)       (55)
         Provision for loan losses ................................      367         97
         Depreciation .............................................      304         23
         (Increase) decrease in other assets ......................     (137)        33
            Decrease in other liabilities .........................     (212)       (34)
                                                                    --------    -------
     Net cash provided in operating activities ....................      426        137

Investing activities:
     Purchase of U.S. Treasury and agency securities ..............       --     (3,940)
     Proceeds from matured or called U.S. Treasury
     and agency securities ........................................    3,000      7,000
     Purchase of Federal Reserve Bank and other stock .............      (56)        --
     Purchase of leasehold improvements, furniture  and equipment..     (148)        (1)
     Net change in gross loans ....................................   (3,179)    (7,839)
                                                                    --------    -------
     Net cash used in investing activities ........................     (383)    (4,780)

Financing activities:
     Increase in deposits .........................................    8,193      7,013
     Decrease in borrowed funds ...................................   (1,750)        --
                                                                    --------    -------
     Net cash provided by financing activities ....................    6,443      7,013
                                                                    --------    -------

Increase in cash and cash equivalents .............................    6,486      2,370
Cash and cash equivalents at beginning of year ....................    8,258      4,647
                                                                    --------    -------
Cash and cash equivalents at end of period ........................ $ 14,744    $ 7,017
                                                                    ========    =======

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                      (000S OMITTED, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31, 1996 TO MARCH 31, 1999
                                                                                             UNREALIZED
                                                                                            GAIN OR LOSS
                                                                                            ON SECURITIES
                                                      COMMON       CAPITAL      RETAINED      AVAILABLE
                                                      SHARES        STOCK       DEFICIT       FOR SALE          TOTAL
                                                     -------       -------     ---------    -------------     --------
December 31, 1996 ..............................           1       $    --     $   (68)     $          --     $    (68)
Issuance of common stock, net of
     offering costs ............................       1,150        10,815          --                 --        0,815
Retirement of initial share ....................          (1)           --          --                 --           --
Comprehensive loss--net loss ...................          --            --        (602)                --         (602)
                                                     -------       -------     -------      -------------     --------
Balance-December 31, 1997 ......................       1,150        10,815        (670)                --       10,145

Comprehensive loss:
     Net loss ..................................          --            --        (113)                --         (113)
     Change in net unrealized gain on securities
         available for sale, net of tax effect .          --            --          --                  9            9
                                                     -------       -------     -------      -------------     --------
     Total comprehensive loss ..................        (104)
Stock dividend paid ............................         115         1,667      (1,667)                --           --
                                                     -------       -------     -------      -------------     --------
Balance-December 31, 1998 ......................       1,265        12,482      (2,450)                 9       10,041

Comprehensive income:
     Net income ................................          --            --         114                 --          114
     Change in net unrealized gain on securities
         available for sale, net of tax effect .          --            --          --                 (9)          (9)
                                                     -------       -------     -------      -------------     --------
   Total comprehensive income ..................                                                                   105
                                                                                                              --------
Balance-March 31, 1999 .........................       1,265       $12,482     $(2,336)     $          --     $ 10,146
                                                     =======       =======     =======      =============     ========

MICHIGAN HERITAGE BANCORP, INC.
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

Item 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:
Michigan Heritage Bancorp, Inc. (the "Company") was incorporated in the State of Michigan on September 22, 1989. The Company was inactive from that time until its Articles of Incorporation were amended on November 6, 1996, into its current form. The Company is a bank holding company whose primary purpose is to own and operate Michigan Heritage Bank (the "Bank") as the Bank's sole stockholder. Organizational and other start-up costs were funded with loans from organizers. Proceeds from the Company's initial public offering were primarily used to capitalize the Bank which is currently headquartered in Novi, Michigan. The Company completed an initial public offering of shares of common stock during the first quarter of 1997, realizing a total of $10.9 million (after payment of underwriters' commissions and offering expenses). The consolidated financial statements of the Company include its only subsidiary, the Bank. The quarter ended March 31, 1999, was the Bank's eighth full quarter of operation. All adjustments, which in the opinion of management are necessary in order to ensure that the interim unaudited financial statements are not misleading, have been included.

BASIS OF PRESENTATION:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates and assumptions.

                                 500,000 SHARES
                                  COMMON STOCK





                                     [LOGO]






                                MICHIGAN HERITAGE
                                  BANCORP, INC.









                                   Prospectus








                                 July 30, 1999

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The registrant's bylaws provide that the registrant shall indemnify its present and past directors, executive officers, and such other persons as the Board of Directors may authorize, to the full extent permitted by law.

         The registrant's bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the registrant. The bylaws provide that the registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant) by reason of the fact that he or she is or was a director or officer of the registrant or is, or while serving as such a director or officer was, serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant or its shareholders, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         With respect to derivative actions, the bylaws provide that the registrant shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such judgment or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant or its shareholders and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been found liable to the registrant unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
         The registrant's Articles of Incorporation provide that a director of the registrant shall not be personally liable to the registrant or its shareholders for monetary damages for breach of the director's fiduciary duty. However, it does not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by Michigan law, currently including, without limitation, the following: (1) breach of the director's duty of loyalty to the registrant or its shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of the Michigan Business Corporation Act; and (4) transactions from which the director derived an improper personal benefit.

ITEM 25.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the sale and distribution of the shares of common stock being registered, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee and assume sale of 500,000 shares in the offering.


         SEC registration fee.............................................................$    973
         Printing and mailing expenses....................................................  10,000
         Fees and expenses of counsel.....................................................  30,000
         Accounting and related expenses..................................................  10,000
         Blue Sky fees and expenses (including counsel fees)..............................   3,000
         Miscellaneous....................................................................   1,027
                                                                                          --------
         Total............................................................................$ 55,000
                                                                                          ========


ITEM 26.          RECENT SALES OF UNREGISTERED SECURITIES.

         The registrant borrowed approximately $200,000 from its organizers during the nine months prior to commencing operations to pay organizational and related expenses. To the extent that such transactions would be deemed to involve the offer or sale of a security, the registrant would claim an exemption under Section 4(2) of the Securities Act for such transactions. In addition, prior to the registrant's initial public offering, the registrant sold one share of its common stock to Richard Zamojski, its Chairman and Chief Executive Officer, for $10. The registrant also claims an exemption for such sale pursuant to Section 4(2).

ITEM 27.          EXHIBITS.

Exhibit No.       Description


3.1 Restated Articles of Incorporation, as amended to date (previously filed as Exhibit No. 3.1 to the Registrant's Form SB-2 Registration Statement, File No. 333-17317, and incorporated herein by reference)
3.2               Bylaws, as amended to date (previously filed as Exhibit No.
                  3.2 to the Registrant's Form SB-2 Registration Statement, File No. 333-17317, and incorporated herein by reference)
4 Specimen Common Stock certificate (previously filed as Exhibit No. 4 to the Registrant's Form SB-2 Registration Statement, File No. 333-17317, and incorporated herein by reference)
5 Opinion of Dykema Gossett PLLC (previously filed with this Registration Statement as Exhibit No. 5 and incorporated herein by reference)
10.1 Michigan Heritage Bancorp, Inc. 1997 Non-Employee Director Stock Option Plan (previously filed as Exhibit No. 10.1 to the Registrant's Form SB-2 Registration Statement, File No. 333-17317, and incorporated herein by reference)
10.2 Michigan Heritage Bancorp, Inc. 1997 Employee Stock Option Plan (previously filed as Exhibit No. 10.2 to the Registrant's Form SB-2 Registration Statement, File No. 333- 17317, and incorporated herein by reference)
10.3 Sublease dated as of September 30, 1996, between Comerica Bank and Michigan Heritage Bank (previously filed as Exhibit No.
                  10.3 to the Registrant's Form SB-2 Registration Statement, File No. 333-17317, and incorporated herein by reference)

10.4 Lease Agreement between Troy Sports Center, L.L.C. and Michigan Heritage Bank (previously filed with this Registration Statement as Exhibit No. 10.4 and incorporated herein by reference)
10.5 Office Building Lease between Rental Investment Company and Michigan Heritage Bank dated August 31, 1998 (previously filed with this Registration Statement as Exhibit No. 10.5 and incorporated herein by reference)
10.6              Standstill Agreement between Michigan Heritage Bancorp, Inc.
                  and certain shareholders dated March 18, 1997, as amended by the First Amendment to Standstill Agreement (previously filed with this Registration Statement as Exhibit 10.6 and incorporated herein by reference)
11 Computation of Per Share Earnings (previously filed with this Registration Statement as Exhibit No. 11 and incorporated herein by reference)
21 Subsidiaries of Michigan Heritage Bancorp, Inc. (previously filed as Exhibit No. 21 to the Registrant's Form SB-2 Registration Statement, File No. 333-17317, and incorporated herein by reference)
23.1              Consent of Dykema Gossett PLLC (included in opinion filed as
                  Exhibit 5) (previously filed with this Registration Statement as Exhibit No. 5 and incorporated herein by reference)

23.2 Consent of Plante & Moran, LLP (previously filed with this Registration Statement as Exhibit No. 23.2 and incorporated herein by reference)

24 Power of Attorney (previously included with this Registration Statement on page II-5 and incorporated herein by reference)


ITEM 28.          UNDERTAKINGS.

         The undersigned registrant hereby undertakes as follows:

         (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (2) The registrant will supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities that the underwriters will purchase and the terms of any later reoffering. If the underwriters make any public offering of the securities on terms different from those on the cover page of the prospectus, the registrant will file a post-effective amendment to the state the terms of such offering.

         (3) The registrant will:

             (i) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or


         (4) or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective; and

             (ii) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement be signed on its behalf by the undersigned, in the City of Novi, State of Michigan, on July 30, 1999.

                                             MICHIGAN HERITAGE BANCORP, INC.


                                             By:  /s/ Anthony S. Albanese
                                                 -------------------------------
                                                 Anthony S. Albanese, President


         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated on July 30, 1999.




SIGNATURES                                  TITLE
----------                                  -----

/s/ Richard Zamojski
---------------------                 Chairman of the Board, Chief Executive Officer and Director
Richard Zamojski                      (principal executive officer)

/s/ Anthony S. Albanese               President, Chief Operating Officer and Director
---------------------
Anthony S. Albanese

/s/ Darryle J. Parker
---------------------                 Secretary, Treasurer, and Chief Financial Officer
Darryle J. Parker                     (principal financial and accounting officer)

       *                              Director
---------------------
H. Perry Driggs, Jr.

       *                              Director
---------------------
Lewis N. George

       *                              Director
---------------------
Phillip R. Harrison

       *                              Director
---------------------
Frank A. Scerbo

       *                              Director
---------------------
Philip Sotiroff



*  By:    Anthony S. Albanese
       -----------------------------------------
         Anthony S. Albanese, Attorney-in-fact.